UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2

Amendment No. 4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Wako Logistics Group, Inc.
(Name of small business issuer in our charter)

Delaware	4299	20-0262555
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3606-8, 36/F, Citibank Tower,
Citibank Plaza, 3 Garden Road
Central, Hong Kong
(Address of principal executive offices) (Zip Code)

Registrant’s telephone number: 852-27998000 (212-924-3548)

Corporate Creations Network Inc.
Wilmington, DE 19806
New Castle County

Tel: (302) 424-4866

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of	Amount to be	Proposed maximum	Proposed maximum	Amount of
securities to be registered	registered	offering price per	aggregate offering	registration
		unit (1)	price	fee
Common Stock offered by our	440,000	$ .50	$ 220,000	$ 27.87
Selling Stockholders (2)

(1)     Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457. (2) The selling shareholders will offer their shares at $.50 per share until and if our shares are quoted on the OTC Bulletin Board and, assuming we secure this qualification for quotation, thereafter at prevailing market prices or privately negotiated prices. We will not receive proceeds from the sale of shares from the selling shareholders.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a) may determine.

PROSPECTUS

WAKO LOGISTICS GROUP, INC.

Selling shareholders are offering up to 440,000 shares of common stock. The selling shareholders will offer their shares at $.50 per share until and if our shares are quoted on the OTC Bulletin Board and, assuming we secure this qualification for quotation, thereafter at prevailing market prices or privately negotiated prices. We will not receive proceeds from the sale of shares from the selling shareholders.

There are no underwriting commissions involved in this offering. We have agreed to pay all the costs of this offering. Selling shareholders will pay no offering expenses.

Prior to this offering, there has been no market for our securities. Our common stock is not now listed on any national securities exchange, the NASDAQ stock market, or the OTC Bulletin Board. There is no guarantee that our securities will ever trade on the OTC Bulletin Board or other exchange.

This offering is highly speculative and these securities involve a high degree of risk and should be considered only by persons who can afford the loss of their entire investment. There is substantial doubt about our ability to continue as a going concern. See “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is __________ 2004.

TABLE OF CONTENTS

Summary Information and Risk Factors	5
Risk Factors	7
We are dependent on third parties for equipment and services essential to operate our business and we
could lose customers and revenues if we fail to secure this equipment and services	7
The political uncertainty in Hong Kong makes it difficult to develop any long range business planning,
which may reduce our revenues	7
Our business is seasonal and cyclical and our operating results and financial condition may therefore
fluctuate	7
We could lose customers because we do not have an on-going contractual relationship with them, which
could reduce our revenues	7
We incur significant credit risks in the operation of our business which could reduce our revenues	8
Because the majority of our shipping costs are incurred under space contracts and guarantees,
we incur significant inventory risk and risk of loss which could reduce our revenues	8
You may experience difficulties in attempting to enforce liabilities based upon U.S. federal securities laws
against our non-U.S. operating subsidiaries and our and their non-U.S. resident directors and officers	8
Because insiders control our activities, they may block or deter actions that you might otherwise
desire that we take.	9
The offering price of $.50 per share has been arbitrarily set by our Board of Directors and
accordingly does not indicate the actual value of our business.	9
Because there is not now and may never be a public market for our common stock, investors may
have difficulty in reselling their shares	9
Sales of our common stock under Rule 144 could reduce the price of our stock	9
Because we do not have an audit or compensation committee, shareholders will have to rely on the entire
board of directors, some members of which are not independent, to perform these functions	10
Use of Proceeds	10
Determination of Offering Price	10
Dilution	10
Selling Shareholders	11
Plan of Distribution	14
Legal Proceedings	15
Directors, Executive Officers, Promoters, and Control Persons	15
Security Ownership of Certain Beneficial Owners and Management	16
Description of Securities	17
Interest of Named Experts	18
Disclosure of Commission Position On Indemnification for Securities Liabilities	18
Description of Business	18
Management's Discussion and Analysis of Financial Condition and Results of Operations	25
Description of Property	34
Certain Relationships and Related Transactions	34
Market for Common Equity and Related Stockholder Matters	37
Executive Compensation	40
Financial Statements	41
Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	70

Summary Information and Risk Factors

You should carefully read all information in the prospectus, including the financial statements and their explanatory notes, under the Financial Statements section prior to making an investment decision.

Organization

We were incorporated in Delaware on December 2, 2003 as Wako Logistics, Inc. and changed our name to Wako Logistics Group, Inc. on January 8th, 2004. On January 18th, 2004, we acquired all of the issued and outstanding stock of Wako Express (H.K.) Company Limited and Wako Air Express (H.K.) Company Limited in share exchange transactions, which made these companies our wholly-owned subsidiaries. The purpose of this transaction was to create an entity organized in the United States so that the company applying for qualification for quotation of securities on the over-the-counter bulletin board would be a U.S. rather than a foreign company. We hope that potential investors or acquisition candidates will more favorably receive a U.S. rather than a foreign corporation, although this may not occur for us. Accordingly, we believe that this reorganization may allow us to access U.S. capital markets, increase our prestige and facilitate potential growth through mergers and acquisitions.

However, as of the date of this prospectus, we have no agreements or arrangements for financing or for mergers or acquisitions. There is no guarantee our securities will ever be qualified for quotation on the over-the-counter bulletin board. Our business is conducted primarily through these subsidiaries.

Wako Express (H.K.) Company Limited, a Hong Kong corporation, is an international sea freight logistics company established June 4, 1982. Wako Express handles sea freight exports and imports between Hong Kong and the rest of the world.

Wako Air Express (H.K.) Company Limited, a Hong Kong corporation, is an air freight logistics company, established February 24, 1989 handling air shipments between Hong Kong and the rest of the world.

We are authorized to issue 55 million shares of $.001 par value common stock of which 20,441,000 are outstanding as of the date of this prospectus. We are authorized to issue 5 million shares of $.001 par value preferred stock, of which no shares are currently issued and outstanding

Business

Our corporate offices are located at Room 3606-8, 36/F, Citibank Tower, Citibank Plaza, No.3 Garden Road, Central, Hong Kong. Our telephone number is 852-27998000.

We are a global, non-asset based logistics/freight forwarder providing supply chain logistics services such as warehousing, freight forwarding, packing and trucking. We do not own transportation assets. We purchase transportation services from carriers and resell those services to our customers to generate our air and ocean freight services. We coordinate the shipping and the storage of raw materials, supplies, components and finished goods by air, sea, river, rail and road between Hong Kong and China and the rest of the world. Approximately 85% of our revenue is derived from the export of goods from Hong Kong and China and 15% from the import of goods into Hong Kong and China. We are capable of handling all types of cargo including garments on hangers, refrigerated cargo, hazardous materials as well as perishable goods. We derive most of our revenue from airfreight and ocean freight forwarding services for which we are paid on a transactional basis and from value added services such as scanning and packingscanning and packing for which we are paid usually on a per piece basis. We currently maintain approximately 150 cargo agents and branch offices, most of which are independent, located in 80 countries and 180 cities serving major gateways worldwide. Our business is managed from our principal support group office in Hong Kong.

The Offering

As of the date of this prospectus, we had 20,441,000 shares of common stock outstanding.

Selling shareholders are offering up to 440,000 shares of common stock. The selling shareholders will offer their shares at $.50 per share until and if our shares are quoted on the OTC Bulletin Board and, assuming we secure this qualification for quotation, thereafter at prevailing market prices or privately negotiated prices. We will pay all expenses of registering offering, estimated at approximately $100,000. We will not receive any proceeds of the sale of these securities.

Financial Summary

Because this is only a financial summary, it does not contain all the financial information that may be important to you. Therefore, you should carefully read all the information in this prospectus, including the financial statements and their explanatory notes before making an investment decision.

U.S. Dollars in thousands except share data and per share amounts	Year Ended April 30, 2003	Year Ended April 30, 2004	Six Months ended October 31, 2003	Six Months ended October 31, 2004
Statement of operations data:
Revenues	$14,637	$17,715	$7,980	$12,020
Operating Expenses	13,874	16,645	7,314	11,675

Income from Operations	763	1,070	666	345
Other Income (expense)
Items:
Income taxes	(121)	(186)	(118)	(67)
Discontinued operations	(55)	--	--	--
Net income	587	884	548	278
Common Share Data:
Net income per share	0.03	0.04	0.02	0.01
Weighted average common
shares outstanding	20,001,000	20,074,534	20,001,000	20,441,000
Balance Sheet Data:
Total assets	$3,595	$4,157	$4,153	$5,078
Working Capital	231	730	248	973
Shareholders' Equity	263	829	274	1,107

RISK FACTORS

In addition to the other information provided in this prospectus, you should carefully consider the following risk factors in evaluating our business before purchasing any of our common stock. All material risks are discussed in this section

We are dependent on third parties for equipment and services essential to operate our business and we could lose customers and revenues if we fail to secure this equipment and services.

We rely on third parties to transport the freight we have agreed to forward. Thus our ability to forward this freight and the costs we incur in connection therewith is dependent on our ability to find shippers willing to ship such freight and at favorable prices. This in turn, depends on a number of factors beyond our control, including availability of cargo space, which depends on the season of the shipment, the shipment’s transportation lane, the number of transportation providers and availability of equipment. An increase in the cost of cargo space, due to shortages in supply, increases in fuel cost or other factors, would increase our costs and reduce profits, especially, as has occurred in the past, if we are unable to pass the full amount of increased transportation costs to the customer.

We also rely extensively on the services of independent cargo agents who may also be providing services to our competitors to provide various services including consolidating and deconsolidating various shipments. Although we believe our relationships with our cargo agents are satisfactory, we may not be able to maintain these relationships. If we are unable to maintain these relationships or develop new relationships, our service levels, operating efficiency and future freight volumes may be reduced.

The political uncertainty in Hong Kong makes it difficult to develop any long range business planning, which may reduce our revenues.

The transition of Hong Kong from Great Britain to China has resulted in uncertainty regarding the extent to which China intends to impose and enforce its laws and business practices in Hong Kong. There is no guarantee that China will permit Hong Kong to continue as a semi-independent entity. Our operating subsidiaries rely heavily on business to and from Hong Kong. Any change in the political climate in this region may make it more difficult for us to continue operations in the region and may reduce our revenues.

Our business is seasonal and cyclical and our operating results and financial condition may therefore fluctuate.

Our business, as is true generally in the freight forwarding industry, is seasonal; the first quarter of the calendar year has traditionally been the weakest and the third and fourth quarters have traditionally been the strongest. Significant portions of our revenues are derived from customers in industries such as apparel and department store merchandise, whose shipping patterns are tied closely to consumer demand. To the extent that the principal industries we serve experience cyclical fluctuations, our operating results will also fluctuate.

We could lose customers because we do not have an on-going contractual relationship with them, which could reduce our revenues.

We have a very broad and varied customer base. In the fiscal year which ended April 30, 2003, we transacted business with more than 1000 customers. However, our customers wish to remain flexible in choosing freight forwarders and prefer to avoid contractual commitments so that they are able to select and to change forwarders at any time on the basis of competitive rates and quality of service. Therefore, we render freight forwarding services to our customers on a transaction by transaction basis, rather than under the terms of any type of on-going contractual relationship. A loss of customers will reduce our revenues.

We incur significant credit risks in the operation of our business which could reduce our revenues.

Certain aspects of the freight forwarding industry involve significant credit risks. It is standard practice for exporters and importers to expect freight forwarders to offer 30 days credit on payment of their invoices from the time cargo has been delivered for shipment. Competitive conditions require that we offer 30 days credit to many of our clients. In order to avoid cash flow problems we attempt to maintain tight credit controls and avoid doing business with customers we believe may not be creditworthy. However, we may not be able to avoid periodic cash flow problems or be able to avoid losses in the event customers to whom we have extended credit either delay their payments to us or become unable or unwilling to pay our invoices after we have completed shipment of their goods, which could reduce our revenues.

Because the majority of our shipping costs are incurred under space contracts and guarantees, we incur significant inventory risk and risk of loss which could reduce our revenues.

The majority of our shipping costs are incurred under space contracts pursuant to which we agree in advance to purchase cargo space from air and sea carriers or guarantee a minimum volume of shipments per week. In some cases, we are required to pay for the guarantees and for the purchase of this cargo space even if we do not have cargo from our customers to fill the space. In others, we must pay the difference between a negotiated discounted rate and full rate if we do no ship guaranteed minimum amounts. In the past we have been able to minimize any losses from this aspect of our business by seeking to carefully gauge customer demand and the availability of goods, by conducting significant operations in Hong Kong where the demand for shipping space generally exceeds supply, and by making arrangements with other freight forwarders to absorb excess capacity. However, we may not be able to avoid such losses in the future as a result being required to absorb the cost of committed space without having goods to ship on behalf of our customers. Any loses because of the inventory and credit risk would reduce our revenues.

Because many of the transactions effected by our operating subsidiaries are denominated in Hong Kong dollars, fluctuations in exchange rates between the Hong Kong dollar and the U.S. Dollar could reduce our revenues.

Although we use the United States dollar for financial reporting purposes, many of the transactions effected by our operating subsidiaries are denominated in Hong Kong dollars. Although the value of Hong Kong dollar is currently pegged to United States dollar, such currencies may not continue to be linked, and that if the link is terminated, the exchange rate of the Hong Kong dollar may fluctuate wildly against the U.S. dollar. We do not currently engage in hedging activities to protect against foreign currency risks. Even if we chose to engage in such hedging activates, we may not be able to do so effectively. Future movements in the exchange rate of the Hong Kong dollar could reduce our revenues.

Because three airfreight carriers currently account for 80% of our airfreight shipping activity and three shipping lines account for approximately 53% of our shipping activities for the three months ending October 31, 2004, the loss of any of these carriers could reduce our revenues as we anticipate we would have to pay higher rates for replacement carriers.

Three airfreight carriers currently account for 80% of our airfreight shipping activity and three shipping lines account for approximately 53% of our shipping activities for the three months ending October 31, 2004. Because we are generally able to negotiate more favorable shipping rates as a result of shipping a greater volume of product with a limited number of transportation providers, the loss of one or more of these providers could result in an increase in our cost of freight forwarding as we anticipate we would have to pay higher rates for replacement carriers.

You may experience difficulties in attempting to enforce liabilities based upon U.S. federal securities laws against our non-U.S. operating subsidiaries and our and their non-U.S. resident directors and officers.

Our two operating subsidiaries are located in the Far East and their principal assets are located outside the United States. Our and their directors and executive officers are foreign citizens and do not reside in the United States. It may be difficult for courts in the United States to obtain jurisdiction over these foreign assets or persons and as a result, it may be difficult or impossible for you to enforce judgments rendered against us, them or our or their directors or executive officers in United States courts. In addition, the courts in the countries in which we and our subsidiaries are organized or where we and our subsidiaries assets are located may not permit lawsuits of the enforcement of judgments arising out of the United States and state securities or similar laws. Thus, should any situation arise in the future in which you have a cause of action against these persons or entities, you are at greater risk in investing in our company rather than a domestic company because of greater potential difficulties in bringing lawsuits or, if successful, collecting judgments against these persons or entities as opposed to domestic persons or entities.

Because insiders control our activities, they may block or deter actions that you might otherwise desire that we take take and may cause us to act in a manner that is most beneficial to such insiders and not to outside shareholders.

Our officers and directors and their families control more than 95% of our common stock, and we do not have any non-employee directors. As a result, these insiders effectively control all matters requiring director and stockholder approval, including the election of directors, the approval of significant corporate transactions, such as mergers and related party transaction. Our insiders also have the ability to block, by their ownership of our stock, an unsolicited tender offer. This concentration of ownership could have the effect of delaying, deterring or preventing a change in control of our company that you might view favorably and may cause us to act in a manner that is most beneficial to such insiders and not to outside shareholders.

The offering price of $.50 per share has been arbitrarily set by our Board of Directors and accordingly does not indicate the actual value of our business.

The offering price of $.50 per share is not based upon earnings or operating history, does not reflect our actual value, and bears no relation to our earnings, assets, book value, net worth or any other recognized criteria of value. No independent investment banking firm has been retained to assist in determining the offering price for the shares. Accordingly, the offering price should not be regarded as an indication of any future price of our stock.

Because there is not now and may never be a public market for our common stock, investors may have difficulty in reselling their shares.

Our common stock is currently not quoted on any market. No market may ever develop for our common stock, or if developed, may not be sustained in the future. Accordingly, our shares should be considered totally illiquid, which inhibits investors’ ability to resell their shares.

Sales of our common stock under Rule 144 could reduce the price of our stock.

As of July 1 , 2004, there are 440,000 shares of our common stock held by non-affiliates and 20,001,000 shares of our common stock held by affiliates that Rule 144 of the Securities Act of 1933 defines as restricted securities. We are registering 440,000 of these shares in this registration statement. No Shares have been sold pursuant to Rule 144 of the Securities Act of 1933; and as of July 1 , 2004, there are no shares held by affiliates eligible for resale under 144.

Once this registration statement is effective, the shares of our common stock being offered by our selling shareholders will be freely tradable without restrictions under the Securities Act of 1933, except for any shares held by our “affiliates,” which will be restricted by the resale limitations of Rule 144 under the Securities Act of 1933.

In addition to the shares available for resale under this registration statement, as a result of the provisions of Rule 144, all restricted securities not registered under this registration statement could be available for sale in a public market, if developed, beginning January 18th 2005, of course subject to the volume and manner of sale limitations under Rule 144. The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing prices for our securities.

Because we do not have an audit or compensation committee, shareholders will have to rely on the entire board of directors, all members of which are not independent, to perform these functions.

We do not have an audit or compensation committee comprised of independent directors. Indeed, we do not have any audit or compensation committee. These functions are performed by the board of directors as a whole. No members of the board of directors are independent directors. Thus, there is a potential conflict in that board members who are management will participate in discussions concerning management compensation and audit issues that may affect management decisions.

SPECIAL INFORMATION REGARDING FORWARD LOOKING STATEMENTS

Some of the statements in this prospectus are “forward-looking statements.” These forward-looking statements involve certain known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among others, the factors set forth above under “Risk Factors.” The words “believe,” “expect,” “anticipate,” “intend,” “plan,” and similar expressions identify forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. We undertake no obligation to update and revise any forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements in this document to reflect any future or developments. However, the Private Securities Litigation Reform Act of 1995 is not available to us as a non-reporting issuer. Further, Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) provide that the safe harbor for forward looking statements does not apply to statements made by companies such as ours that issue penny stock. Further, Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering.

Use of Proceeds

Not applicable. We will not receive any proceeds from the sale of shares offered by the selling shareholders.

Determination of Offering Price

Our management has determined the offering price for the selling shareholders’ shares. The offering price has been arbitrarily determined and does not bear any relationship to our assets, results of operations, or book value, or to any other generally accepted criteria of valuation. Prior to this offering, there has been no market for our securities.

Dilution

Not applicable. We are not offering any shares in this registration statement. All shares are being registered on behalf of our selling shareholders.

Selling Shareholders

The selling shareholders named below are selling the securities. The table assumes that all of the securities will be sold in this offering. However, any or all of the securities listed below may be retained by any of the selling shareholders, and therefore, no accurate forecast can be made as to the number of securities that will be held by the selling shareholders upon termination of this offering. These selling shareholders acquired their shares by purchase exempt from registration under section 4(2) of the Securities Act of 1933 or Regulation S under the Securities Act of 1933. We believe that the selling shareholders listed in the table have sole voting and investment powers with respect to the securities indicated. We will not receive any proceeds from the sale of the securities by the selling shareholders. No selling shareholders are broker-dealers or affiliates of broker-dealers.

Selling Shareholders Who Own Common Shares

Name	Nature of Business and Name of Principal Executive Officer of the business	Total Shares Owned	Shares Registered	% Before Offering	% After Offering	Relationship
Kei Yuen Au		500	500.00		0	Staff

Tihomir Babic		5,000	5,000.02		0

Jacques Paul Boissier		5,000	5,000.02		0

Betty Boukatos		5,000	5,000.02		0

Raymond Caruana		5,000	5,000.02		0

Chan Wai Chan		15,000	15,000.07		0

Wong CheungChan		15,000	15,000.07		0	Staff

Candy Chan		5,000	5,000.02		0

Guo Qiao Chen		3,000	3,000.01		0

Caroline Patricia Clarke		900	900.00		0

Ross Thomas Conwell		5,000	5,000.02		0

Philippe de Nayville		22,800	22,800.11		0	Consultant

Zaneta Dimoski		2,000	2,000.00		0

Gerard Dubois		5,000	5,000.02		0

Louise Dumbleton		3,000	3,000.01		0

Hannah Dumbleton		3,000	3,000.01		0

Darren Essex		5,000	5,000.02		0

Susan Flynn		3,000	3,000.01		0

Renato Franciamore		1,000	1,000.00		0

Dakin Frantz		5,000	5,000.02		0

Li Ping Fu		3,000	3,000.01		0

Gebzena Holdings P/L (Super A/C)	Bryan Barrell
	is the CEO of
	Gebzena
	Holdings P/L,
	a holding
	company					Mr. Barrell is
						the principal of
						this holding
		5,000	5,000.02		0	company.

Ricky Hage		5,000	5,000.02		0

Robert Bruce Haines
						Shareholder of
		5,000	5,000.02		0	Agent(DEAN)

Gillian Margaret Haines		5,000	5,000.02		0

Li Han		3,000	3,000.01		0

Patrick Marie Herbet		5,000	5,000.02		0

Nicholas Kenneth Hilton		5,000	5,000.02		0

Theresa Anne Hodson		5,000	5,000.02		0

Kai Biu Ip		6,000	6,000.02		0	Staff

Wei Jiang		3,000	3,000.01		0

ZhengTao Jiang		3,000	3,000.01		0

Ben Joscelyne		500	500.00		0

Jiuguo Jou		5,000	5,000.02		0

Kan Shu Kan		3,000	3,000.01		0	Staff

Piang Kang		3,000	3,000.01		0

Stacey John	1,000	1,000.00	0
Jervis Kells

Jeffrey Kim	1,500	1,500.00	0

Jenny Klucovski	5,000	5,000.02	0

Wai Hung Kwan	3,000	3,000.01	0

Monita Wan Yee Kwan	6,000	6,000.02	0	Staff

Yui NinKwan	500	500.00	0	Staff

Pak Lun Kwong	3,000	3,000.01	0	Staff

Chun Mui Lai	3,000	3,000.01	0

Chun Yu Lai	3,000	3,000.01	0	Staff

Joyce Lam	3,000	3,000.01	0

Wing Kit Lam	1,000	1,000.00	0	Staff

Wing Yin Lam	6,000	6,000.02	0	Staff

Joseph Man Chung Li	500	500.00	0	Staff

Glenn Lilley	5,000	5,000.02	0

Cody William Lynch	100	100.00	0

Mark William Lynch	400	400.00	0

Abby Jane Lynch	100	100.00	0

John Markham	5,000	5,000.02	0

Zoran Markovski	1,500	1,500.00	0

Reine Marulli de Barletta	50,000	50,000.24	0	Consultant

Maria Maugeri	2,000	2,000.00	0

Anthony John Milesi	5,000	5,000.02	0

Leonie Mitchell	2,500	2,500.01	0

Lamia Napoli	5,000	5,000.02	0

Vivien Yuk Leung Ngan	1,000	1,000.00	0	Staff

Richard Oravec	50,000	50,000.24	0	Consultant

Tania Pantos	5,000	5,000.02	0

Kerry Pomroy	1,000	1,000.00	0

Doreen Pomroy	500	500.00	0

Leon Pomroy	2,500	2,500.01	0

Mark Roffe	5,000	5,000.02	0

Greg Ross	5,000	5,000.02	0

Peter J Russell	4,000	4,000.01	0

Bimla Wati Singh	1,000	1,000.00	0

Mark Richard Stanley	2,000	2,000.00	0

Graeme Stewart	5,000	5,000.02	0

Tomce Temelkov	5,000	5,000.02	0

Gordana Temelkov	5,000	5,000.02	0

Marnie Catherine Thomson	700	700.00	0

Jing Mei Tian	3,000	3,000.01	0

Ashley Margaret Van Rullen	300	300.00	0

Karen Vellenowcih	200	200.00	0

Robert Lap Chi Wong	5,000	5,000.02	0	Staff

Meng U Wong	3,000	3,000.01	0	Staff

Lai Yi Wong	3,000	3,000.01	0	Staff

Sau Mun Wong	3,000	3,000.01	0

Tsun Ming Wu	3,000	3,000.01	0	Staff

King Wu Yip	6,000	6,000.02	0	Staff

Hai Yong Yu	3,000	3,000.01	0

Li Hui Yu	5,000	5,000.02	0

Chi Yin Yun	1,000	1,000.00	0	Staff

Chris Andrew Zanoni	5,000	5,000.02	0

Ye Wen Zhang	3,000	3,000.01	0

Wen Qing Zhao	3,000	3,000.01	0

Bao Hua Zhong	3,000	3,000.01	0

Hui Ling Zhou	3,000	3,000.01	0

Wen Jin Zhou	3,000	3,000.01	0

[1] No selling stockholder owns more than 1% of our issued and outstanding stock. All shares owned by each selling stockholder are being registered in this offering. Accordingly, following this offering, assuming all shares registered are sold, no selling stockholder will own any shares of our stock.

Blue Sky

Thirty-five states have what is commonly referred to as a “manual exemption” for secondary trading of securities such as those to be resold by selling stockholders under this registration statement. In these states, so long as we obtain and maintain a listing in Standard and Poor’s Corporate Manual, secondary trading can occur without any filing, review or approval by state regulatory authorities in these states. These states are: Alaska, Arizona, Arkansas, Colorado, Connecticut, Delaware, District of Columbia, Delaware, Hawaii, Idaho, Indiana, Iowa, Kansas, Maine, Maryland, Massachusetts, Michigan, Mississippi, Missouri, Nebraska, Nevada, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Rhode Island, South Carolina, Texas, Utah, Washington, West Virginia, and Wyoming. We cannot secure this listing, and thus this qualification, until after this registration statement is declared effective. Once we secure this listing, secondary trading can occur in these states without further action.

All our shareholders currently reside in these states or outside the U.S.

We currently do not intend to and may not be able to qualify securities for resale in other states which require shares to be qualified before they can be resold by our shareholders.

Plan of Distribution

Selling shareholders are offering up to 440,000 shares of common stock. The selling shareholders will offer their shares at $.50 per share until and if our shares are quoted on the OTC Bulletin Board and, assuming we secure this qualification for quotation, thereafter at prevailing market prices or privately negotiated prices. There is no guarantee that our shares will become quoted on the OTC Bulletin Board. We will not receive proceeds from the sale of shares from the selling shareholders. We will pay all expenses of registering the securities.

The securities offered by this prospectus will be sold by the selling shareholders without underwriters and without commissions. The distribution of the securities by the selling shareholders may be effected in one or more transactions that may take place in the over-the-counter market or privately negotiated transactions.

Any of the selling shareholders, acting alone or in concert with one another, may be considered statutory underwriters under the Securities Act of 1933, if they are directly or indirectly conducting an illegal distribution of the securities on behalf of our corporation. For instance, an illegal distribution may occur if any of the selling shareholders were to provide us with cash proceeds from their sales of the securities. If any of the selling shareholders are determined to be underwriters, they may be liable for securities violations in connection with any material misrepresentations or omissions made in this prospectus. In addition, the selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act of 1933.

The selling shareholders may pledge all or a portion of the securities owned as collateral for margin accounts or in loan transactions, and the securities may be resold pursuant to the terms of such pledges, margin accounts or loan transactions. Upon default by such selling shareholders, the pledge in such loan transaction would have the same rights of sale as the selling shareholders under this prospectus. The selling shareholders may also enter into exchange traded listed option transactions, which require the delivery of the securities listed under this prospectus. After our securities are qualified for quotation on the OTC Bulletin Board, the selling shareholders may also transfer securities owned in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer without consideration, and upon any such transfer the transferee would have the same rights of sale as such selling shareholders under this prospectus.

In addition to the above, each of the selling shareholders will be affected by the applicable provisions of the Securities Exchange Act of 1934, including, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling shareholders or any such other person.

Upon this registration statement being declared effective, the selling shareholders may offer and sell their shares from time to time until all of the shares registered are sold; however, this offering may not extend beyond two years from the initial effective date of this registration statement.

There can be no assurances that the selling shareholders will sell any or all of the securities. In various states, the securities may not be sold unless these securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

All of the foregoing may affect the marketability of our securities. Pursuant to the various agreements we have with the selling shareholders, we will pay all the fees and expenses incident to the registration of the securities.

Should any substantial change occur regarding the status or other matters concerning the selling shareholders, or us we will file a post-effective amendment to this registration statement disclosing such matters.

Legal Proceedings

We have a number of claims relating to lost or damaged cargo currently outstanding. All of these claims are covered by our insurance policy and many of them will be settled by the carrier rather than ourselves. There is no claim that can materially affect the financial status of the company.

Directors, Executive Officers, Promoters, and Control Persons

The Board of Directors elects our executive officers annually. A majority vote of the directors who are in office is required to fill vacancies. Each director shall be elected for the term of one year, and until his successor is elected and qualified, or until his earlier resignation, death, or removal. Our directors and executive officers are as follows:

Dr. Christopher Wood       59       Chief Executive Officer, Chief Financial Officer, and Director

Christopher Wood has been our Chief Executive Officer, Chief Financial Officer, and Director since our formation. He has been Director and Chief Executive Officer of Wako Express (HK) Co Ltd from July 1982. He has been Director and Chief Executive Officer of Wako Air Express (HK) Co Ltd. from February 1989. He received First Class Honours BSc Physics Imperial College in June 1966 and D. Phil in Theoretical Physics, Balliol College, Oxford in July 1969.

Significant Employees

Paul Yip , age 51, has been Director and Chief Executive Officer of Wako Express (HK) Co Ltd and Wako Air Express (HK) Co Ltd. from 1986. He received a Graduate Diploma for E-Logistics and Supply Chain Leadership from The University of Hong Kong, PKKI Business Graduate School in 2001.

Robert Wong, age 49, has been the vice president of Wako Express (HK) Co. Ltd and Wako Air Express (HK) Co. Ltd since February, 2004. Prior joining Wako, he was the group vice president of Jardine Logistics Services (HK) Ltd, a logistics service provider, from 1993 to 2002. He then acted as a logistic consultant in ANL Container Line Pty Ltd in Melbourne. He is an MBA holder also has full membership of The Chartered Institute of Shipbroker (MCIS), The Chartered Institute of Logistics and Transport (MILT) and The Chartered Institute of Marketing (MCIM).

Raymond Chan age 49, has been Sea Freight, Logistics and Supply Chain Management of Wako Express (HK) Co. Ltd and Wako Air Express (HK) Co. Ltd since 1986. He received an Outstanding Service Award from Target Store Australia for logistical support in 2002.

Alan Kan , age 54, joined Wako Air Express (HK) Ltd as General Manager Air freight since year 2000. Prior to 2002, he worked 20 years with Wards Internationals and last position was CEO. He won outstanding performance Awards in the period 1988-1997 from the following Carriers: Singapore Airline, Malaysian Airline, Qantas Airways, Air New Zealand, Ansett Australia,

Directors serve for a one-year term. Our Bylaws provide for a minimum of 1 director.

Board Committees

We currently have no compensation committee or other board committee performing equivalent functions. Currently, all members of our board of directors participate in discussions concerning executive officer compensation.

Family Relationships

There are no family relationships among our officers or directors.

Legal Proceedings

We are not aware that any officeror director, has been involved in legal proceedings that would be material to an evaluation of our management.

Security Ownership of Certain Beneficial Owners and Management

The following tables set forth the ownership of our common stock by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, our directors, and our executive officers and directors as a group. To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted. There are not any pending or anticipated arrangements that may cause a change in control.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other right. More than one person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our common stock listed below have sole voting and investment power with respect to the shares shown.

Shareholder	Position with Company	# of Shares	Percentage
Christopher Wood	CEO, CFO and Director	20,001,000	97.8%
All directors and named executive		20,001,000	97.8%
officers as a group

This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, it believes that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Except as set forth above, applicable percentages are based upon 20,441,000 shares of common stock outstanding as of July 1 , 2004.

Description of Securities

The following description as a summary of the material terms of the provisions of our Articles of Incorporation and Bylaws. The Articles of Incorporation and Bylaws have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

We are authorized to issue 55,000,000 shares of common stock with $.001 par value per share. As of the date of this registration statement, there were 20,441,000 shares of common stock issued and outstanding held by 89 shareholders of record.

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the shareholders of our common stock who hold, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of the such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available. We have not paid any dividends since our inception, and we presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

Holders of our common stock have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities. There are not any provisions in our Articles of Incorporation or our Bylaws that would prevent or delay change in our control.

Preferred Stock

We are authorized to issue 5,000,000 shares, $.001 par value preferred stock. As of the date of this registration statement, there are no shares outstanding.

Preferred stock may be issued with preferences and designations as the Board of Directors may from time to time determine. The board may, without stockholders approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of our common stockholders and may assist management in impeding an unfriendly takeover or attempted changes in control. There are no restrictions on our ability to repurchase or reclaim our preferred shares while there is any arrearage in the payment of dividends on our preferred stock.

Interest of Named Experts

The consolidated financial statements of Wako Logistics Group, Inc., which covered the consolidated balance sheet as of April 30, 2004 , and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended April 30, 2004 included in this registration statement are reliant on the report of Moores Rowland Mazars, independent certified public accountants, given on the authority of that firm as experts in accounting and auditing.

The legality of the shares offered under this registration statement is being passed upon by Williams Law Group, P.A., Tampa, Florida.

Disclosure of Commission Position On Indemnification for Securities Liabilities

Our Bylaws, subject to the provisions of Delaware Corporation Law, contain provisions which allow the corporation to indemnify any person against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with service to us if it is determined that person acted in good faith and in a manner which he reasonably believed was in the best interest of the corporation. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Description of Business

Business Development

We were incorporated in Delaware on December 2, 2003 as Wako Logistics, Inc. and changed our name to Wako Logistics Group, Inc. on January 8th, 2004. On January 18th, 2004, we acquired all of the issued and outstanding stock of Wako Express (H.K.) Company Limited and Wako Air Express (H.K.) Company Limited in share exchange transactions, which made these companies our wholly-owned subsidiaries. The purpose of this transaction was to create an entity organized in the United States so that the company applying for qualification for quotation of securities on the over-the-counter bulletin board would be a U.S. rather than a foreign company. We hope that potential investors or acquisition candidates will more favorably receive a U.S. rather than a foreign corporation, although this may not occur for us. Accordingly, we believe that this reorganization may allow us to access U.S. capital markets, increase our prestige and facilitate potential growth through mergers and acquisitions.

However, as of the date of this prospectus, we have no agreements or arrangements for financing or for mergers or acquisitions. There is no guarantee our securities will ever be qualified for quotation on the over-the-counter bulletin board. Our business is conducted primarily through these subsidiaries.

Wako Express (H.K.) Company Limited, a Hong Kong corporation, is an international sea freight logistics company established June 4, 1982. Wako Express handles sea freight exports and imports between Hong Kong and the rest of the world.

Wako Air Express (H.K.) Company Limited, a Hong Kong corporation, is an air freight logistics company, established February 24, 1989 handling air shipments between Hong Kong and the rest of the world.

Business

We are a global, non-asset based logistics/freight forwarder providing supply chain logistics services such as warehousing, freight forwarding, and value added services such as scanning, packing and trucking. We coordinate the shipping and the storage of raw materials, supplies, components and finished goods by air, sea, river, rail and road between Hong Kong and the rest of the world. Approximately 85% of our revenue is derived from the export of goods from Hong Kong and 15% from the import of goods into Hong Kong. We are capable of handling all types of cargo including garments on hangers, refrigerated cargo, hazardous materials as well as perishable goods. We derive most of our revenue from airfreight and ocean freight forwarding services for which we are paid on a transactional basis and from value added services such as scanning and packing for which we are paid usually on a per piece basis. We currently maintain approximately 150 cargo agents and branch offices, all except two of which are independent, located in 80 countries and 180 cities serving major gateways worldwide. Our business is managed from our principal support group office in Hong Kong. The non independent agents are: Asean Cargo Services PTY Ltdand Wako Logistics (Thailand) Co, Ltd., (Thailand). Our relationships with them are as follows:

Asean Cargo Services PTY Ltd - Christopher Wood - 40% owner. Asean Cargo is the non-exclusive agent for Wako in Australia.

Wako Logistics (Thailand) Co Ltd - Christopher Wood - 50% owner. Wako Thailand is the non-exclusive agent for Wako in Thailand.

We do not have any formal written agreements with our cargo agents. All relationships are non-exclusive, meaning if they like our rates or service, or for any other reason, they can choose us as the freight forwarder for any particular cargo. We have no cost of maintaining this cargo agent network.

We do not own or operate any aircraft, ships, river barges or railroads. We use commercial freight air carriers, ships, river barges and railroads to provide the transportation services for forwarding of freight. We will normally arrange to pick up, or arrange for the pick up, of a shipment at the customer’s location and either deliver it directly to the commercial carrier or to a third party warehouse where we arrange value added services such as packing or consolidation before delivering to the commercial carrier. The commercial carrier delivers it to the selected destination airport, shipping warehouse, ship, or railway station. We then pick- up the shipment and deliver it or have it delivered to the recipient’s location. Although we deliver packages and shipments of any size, we focus primarily on large shipments of equipment or materials weighing over 100 kg. As a result of the size of our average shipment and the fact that we are a non-asset based logistics provider, we do not generally compete with overnight courier or expedited small package companies such as Federal Express Corporation, United Parcel Service of America, Inc. or the local postal service.

Our revenue is derived from our freight forwarding services, from the rates that we charge our customers for the movement of their freight from origin to destination and from the charges for value added services. The carrier’s contract is with us, not with our customers. We are responsible for the payment of the carrier’s charges and we are legally responsible for the shipment of the goods. We are responsible for any claims for damage to the goods while in transit. In most cases, we receive reimbursement from the carriers for the claims. Because many shippers do not carry insurance sufficient to cover all losses in the event of total loss, we also carry insurance to cover any un-reimbursed claims for goods lost or destroyed.

Gross revenue represents the total dollar value of services we sell to our customers. Our costs of transportation, products and handling include the direct cost of transportation, including tracking, rail, ocean, air and other costs. We frequently commit to space with shippers prior to receiving committed orders from our customers. We act principally as a service provider to add value and expertise in the procurement and execution of these services for our customers. Our gross profits (gross revenues less the direct costs of transportation, products, and handling) are the primary indicator of our ability to source, add value and resell services and products that are provided by third parties.

Freight forwarders are compensated on a transactional basis for the movement of goods and related services which arise from the services they provide to customers.

We are members of the International Air Transport Association, Hong Kong Association of Freight Forwarding Agents Ltd., and an associated member of the International Federation of Freight Forwarders Association.

Our cargo agents:

o	Collect freight on behalf of us and send it to Hong Kong;

o	Provide sales and marketing support;

o	Deal with break-bulk, (i.e. consolidation and deconsolidation) of various shipments, customs brokerage and clearance, local delivery services;

o	Handle routing of orders from an overseas country to, China and Hong Kong.

        We provide these offices with the following services:

o	Handle export cargo from Hong Kong;

o	Provide local pick-up and transshipment via Hong Kong rail/sea/ air terminals;

o	Handle import cargo from overseas;

o	Deal with break-bulk, documentation, and customs brokerage and clearance;

o	Provide warehousing and storage.

o	Provide value added services such as pick & pack, bar coding of cartons and quality inspection.

As indicated above, commissions in respect of air and sea freight shipments are generally shared equally between us and the cargo agent.

Operations in Hong Kong

Hong Kong is not subject to the laws of Mainland China. Hong Kong still follows the common law system. Although under the Basic Law of Hong Kong, a mini-constitution was codified prior to the return of Hong Kong to China, the Chinese government may not respect or may make major changes in the Basic Law of Hong Kong. Although there is no certainty as to the future, we believe that the autonomy of Hong Kong as a special administrative zone of China has been well respected by China to date. It is important to our business that this status continue to be respected because the Hong Kong legal system provides a stable framework for our business operations. In addition, tax rates are lower in Hong Kong in comparison with China.

Global Agency Network

The arrangements between our overseas agents and us are non-exclusive. Under the arrangements the agents are not given any power to commit us in any way or any authority to enter into any contract on our behalf. The fees payable to these agents are usually determined by the requirements of the individual customer’s order and the charges.

We have approximately 150 overseas agents, many of whom have offices in cities such as London, Hamburg, Los Angles, Sydney, Melbourne and some cities in China. As a result, we are represented by more than one agent in many cities and do not generally need to rely on a single agent in any one city.

Through the use of these independent sales and marketing agents, we can expand our business without the costs typically associated with the ownership and maintenance of company-owned branch offices.

Our Services

In order to continue the rapid development of our core business of freight forwarding and logistics services, we plan to consistently provide cost-effective and reliable freight forwarding and logistics services. Our competitors tend to be mostly cargo agents who can offer one type of transportation carrier to customers. However, many customers need to utilize more than one type of transportation carrier. For example, an inland factory may need to ship a container by truck, have it loaded via a feeder boat and transported by a large cargo vessel. It may then have to deal with three separate transportation agents for shipping.

By contrast, as a multi-service provider offering expedited air and sea freight services, we can provide our customers with one-stop transportation shopping, arranging for all necessary forms of transportation at the same time.

We have a diverse customer base. Our customers’ industries include textile and apparel, and a wide range of consumer goods including perishable food products and to a lesser extent computer and electronic equipment, and printed materials. 70% of our clients are direct shippers or importers, 30% are other freight forwarders who co-load with us when we have excess capacity. We charge them market rates for co-loading, which vary from time to time based upon available capacity. We charge them approximately from US$25 to $30 per container for sea-freight and approximately US$0.06 per kilogram of goods for airfreight. Similarly, if we co-load with other forwarders, we must pay them the going market rate at the time.

Two airfreight carriers, Qantas and Cathay Pacific, currently account for 54% and 19% of our airfreight shipping activity for the six months ending October 31, 2004. One ship company, Orient Overseas Container accounts for approximately 41% of our transportation by ship activities for the six months ending October 31, 2004.

Value Added Logistic Services

In recent years we have concentrated on the development of logistic services in Hong Kong. Many importers are finding that it is more efficient to perform value added logistic services further up the supply chain. For instance goods can be picked, price ticketed and packed by store in our warehouses close to the manufacturer. They are then shipped directly to the consignee’s stores. For an importer who has many stores spread over many cities in the country of destination this process can save significant money and time compared with importing all shipments to a central warehouse and then distributing the picked goods around the country.

Our services include warehousing and distribution, pick & pack for direct shipment to store, preparation of goods for shop floor, such as hanging garments on hangars, packaging them and price ticketing them; bar coding items or cartons for more efficient processing at destination, and quality control inspection. The fee we charge depends on the complexity of goods and ranges from US$0.06 to US$2 per piece of garment.

Wako has invested in an automated system that accepts customers orders and store allocations electronically. Picking instructions and bar code labels are then produced automatically while the system assures the integrity of the packing process through computer controlled scanning.

The advantages of providing value added services to our clients are:

o	Increased revenue.

o	Closer and therefore more permanent customer relations.

o	A more diversified range of products leading to a more stable revenue stream.

Currently we perform these services in Hong Kong.

Air and Sea Freight Business

Traditionally we have focused much of our development on air and sea freight services. The mode of transportation depends on

o	The contents of the shipment

o	The basis of the route

o	Departure time

o	Available cargo capacity

o	Cost

We believe that we are able to compete for cargo space, a key competitive factors in this industry, as a result of the informal relationships that management has fostered with various major air and sea carriers, cargo space providers. Our ability to negotiate more favorable shipping terms is dependent in part on our shipping volume, with the greater the volume generally resulting in more favorable shipping rates.

Due to the volume of shipment we arrange, we are generally able negotiate competitive pricing for air shipments. Generally, our prices are lower than the prices our customers could negotiate with commercial passenger and freight air carriers because we buy in bulk from airlines and retail the space to individual customer as needed.

Import Freight Forwarding

Import freight cargo into Hong Kong includes leather, fabrics, books, perishables and chemical products.

An import freight forwarding transaction usually commences when we receive a shipment advice from a customer, overseas agent or shipping agent detailing the quantity and nature of cargo shipped and the expected date of arrival. We promptly notify the consignee of the cargo of the relevant details and, depending on the consignee’s instructions, arrange for customs brokerage and clearance and, if required, provide other services such as temporary storage, local delivery and distribution. In Hong Kong, we provide local delivery of cargo by engaging subcontractors to provide the services.

We derive our income from air and sea import freight forwarding services in the form of commissions received from overseas agents and handling and delivery charges from customers.

We carry freight service third party liability insurance on every single shipment respectively, limited to $500,000 for any one loss. We also carry errors and omissions insurance for $100,000 in the aggregate of any one policy year.

Customers

We have a very broad and varied customer base, including garments, shoes, textiles, household electrical products ; major household appliances such as refrigerators, freezers and microwave ovens; household electrical entertainment appliances such as CD players, TV's and camcorders; hardware, kitchenware, books and magazines, and giftware. In the past year, we served more than 1000 customers on a regular basis. Many of our customers buy and sell a wide range of consumer products. The diversity of cargo mix enhances the ability to achieve economies of scale. No one customer accounts for more than 10% of our revenue.

Our customers generally wish to remain flexible in choosing freight forwarders and prefer to avoid contractual commitments so that they are able to select and to change forwarders at any time on the basis of competitive rates and quality of service. Therefore, we render freight forwarding services to our customers on a transaction by transaction basis, rather than under the terms of any type of on-going contractual relationship.

Even with large clients we usually have to give rate quotations before we can get their business. However, the rates we quote to our clients are still subject to fluctuation and must be adjusted according to changes in the market. As a result, the freight rate quotations we give to our clients are not a guarantee that they will ship or continue to ship their cargo with us.

It is not unusual for a client to ship with many different agents, sometimes because we can not match the lowest price they have been offered on a particular day. If a client has a large shipment, they may ask several companies for quotations at the same time and award the shipment to the company with the cheapest rate or the fastest transit time on a particular day. Therefore, although we could lose the business of a client on one day, the next day we might be successful in obtaining other business from that same client.

Some of our business is with large freight forwarders who are actually our competitors. Since these companies handle customs clearance for some of our clients, we must cooperate with these competitors and bill them to obtain payment for the air or sea freight of our customers. These competitors are major freight forwarders handling the same routes as us, and are also likely to be continuously attempting to get business away from us. In order to retain our clients in such circumstances, we must attempt to provide a very high level of service.

A part of our business is also from clients that are handled by our overseas agents. We cannot control the level of service which is provided by our overseas agent and we risk losing business as a result of problems which clients may encounter in dealing with these agents.

It is the nature of the freight forwarding and logistics business that we must continuously seek new clients because the turnover of clients is very high and it is not common to have contracts with clients. Certain large companies who ship goods all over the world may sign contracts with freight forwarders. But, since we have only a limited number of our own offices and must rely on overseas agents in many parts of the world, we are not yet large enough to be in a position to compete for these kinds of contracts. As a result, there can be frequent changes in our customer list, and we may not be able to maintain our current relationships with any particular customers.

Marketing

We are committed to providing competitive pricing and efficient and reliable services to our customers worldwide. We enjoy the benefits of management’s relationships with our customers, major airlines and shipping lines, and our extensive network of overseas agents. We believe that management’s experience has contributed to identifying prospective overseas agents to ensure compatibility with our operations and that the ability of our personnel to foster and maintain these valuable relationships as mentioned above contributes to our success.

Our sales teams are responsible for marketing its services to a diversified base of customers and bringing in new customers and overseas agents in order to extend our agency network. The sales team members make regular courtesy visits to existing and potential customers in the USA, Hong Kong, Australia and Europe with a view to better understanding their requirements and expectations. Members of the sales team often provide customers with suggestions to ensure cost-effective and efficient delivery of goods, and provide a service intended to meet the customers’ particular needs as to packaging, special timing, seasonal demand and unusual types of freight forwarding service.

In addition to our own employees, cargo agents who are independent contractors are appointed by us to generate business and to coordinate freight activities in their respective markets.

The majority of our transactions are denominated in Hong Kong dollars or U.S. dollars. The risk due to exchange rate fluctuation is negligible so long as the Hong Kong dollar remains pegged to the U.S. dollar. Sales are made on credit, generally 30 days, or on a cash basis. There is in existence a credit control policy, which our employees have been instructed to follow by checking or obtaining the credit reference of new customers and reviewing the credit records of our customers by senior staff and obtaining prior approval from a director for orders in excess of a pre-determined amount. We, on the other hand, receive credit, generally of 30 days, from airlines and the settlement is usually on a cash basis. We generally have to pay shipping lines immediately.

Our marketing efforts are directed primarily to distribution, procurement and marketing managers of potential customers with substantial requirements for international transportation of cargo.

Competition

We have encountered strong competition from other companies in the freight forwarding industry. Competitive factors include reliability of service, price, available cargo space capacity and technological capacity.

Our ability to provide a range of valued added logistic services in Hong Kong and China has helped our competitiveness as many smaller companies do not have the technical ability to compete.

We believe that we compete based on our price and reliability of service as well as capacity and with the range of value added services we are able to provide We believe we offer a unique blend of services involving all modes of transportation, including truck, sea, rail and air plus warehousing and logistic services. We believe we are well placed in Hong Kong to take advantage of the growing number of shipments from and to China since China entered the Word Trade Organization.

Our primary competitors are UTI, Danzas, Shenker, Kuehne & Nagel, Panalpina, and Expeditors. All are considerably larger than Wako and have their own branches throughout the world rather than agents as Wako does. We are a very small player in the freight forwarding industry as a whole. There are many multi-national companies in our business, such as FedEx, UPS and DHL. Most of our competitors are larger and have more resources than we do.

Government Regulation

Our offices and agents are licensed as airfreight forwarders in their respective countries of operation. We are licensed in Hong Kong as an airfreight forwarder by the International Air Transport Association. We believe we are in compliance with these requirements.

Wako Express is licensed as an ocean freight forwarder by and registered as an ocean transportation intermediary with the Federal Maritime Commission. The Federal Maritime Commission has established qualifications for shipping agents, including surety bonding requirements. The Federal Maritime Commission also is responsible for the economic regulation of non-vessel operating common carriers that contract for space and sell that space to commercial shippers and other non-vessel operating common carrier operators for freight originating or terminating in the United States. To comply with these economic regulations, vessel operators and non-vessel operating common carriers are required to file tariffs which establish the rates to be charged for the movement of specified commodities into and out of the United States. The Federal Maritime Commission has the power to enforce these regulations by assessing penalties. For ocean shipments not originating or terminating in the United States, the applicable regulations and licensing requirements typically are less stringent than in the United States. We believe we are in compliance with all applicable regulations and licensing requirements in all countries in which we transact business.

Although our current operations have not been significantly affected by compliance with current United States and foreign governmental regulation, we cannot predict what impact future regulations may have on our business. Our failure to maintain required permits or licenses, or to comply with applicable regulations, could result in substantial fines or revocation of our operating authorities.

We are subject to laws regulating the discharge of materials into the environment. Similar laws apply in many of the foreign jurisdictions in which we operate. Although our operations have not been significantly affected by compliance issues in the past, we cannot predict the impact environmental regulations may have in the future. We do not anticipate making any material capital expenditures for environmental control purposes in the foreseeable future.

Employees

As of December 1, 2004, we had 47 employees, all of whom were employed on a full-time basis, as follows:

	Wako Express	Wako Airfreight
Management	4	2
Operations	15	10
Sales	1	2
Administrative	4	1
IT department	3	--
Accounts	3	2

Total	30	17

Management's Discussion and Analysis of Financial Condition and
Results of Operations

Overview

Wako Logistics Group, Inc. and its subsidiaries Wako Express (HK) Co Ltd ("WEHK") and Wako Air Express (HK) Co Ltd ("WAE") is an international, non-asset-based logistics company that provides air and ocean freight forwarding, contract logistics, customs clearances and other supply chain management services in Hong Kong. The company serves its customers through a worldwide network of agents.

We were incorporated on December 2, 2003 under the laws of the United States of America under the name of Wako Logistics Inc. We were incorporated with authorized and outstanding share capital of 100 million and 100 common stocks with par value of US$0.001 each. All outstanding common stocks are issued to Mr. Christopher Wood. On January 8, 2004, we changed our name to Wako Logistics Group, Inc. On the same date, its authorised number of shares was reduced to 60 million, of which 55 million shares are common stock, and 5 million shares are preferred stock. We do not carry on any business activities directly but is through its two Hong Kong based subsidiaries.

Pursuant to Share Exchange Agreements entered into between us and Mr. Christopher Wood (and his nominee) on January 18, 2004, we consummated a combination with WEHK and WAE by the issue of 20,000,900 common stocks in exchange for 100% of the outstanding stock of WEHK and WAE. After the share exchanges, we became the controlling company of them and Mr. Christopher Wood is our controlling shareholder.

WEHK was incorporated in Hong Kong on June 4, 1982. Its major business line is handling sea freight export and import between Hong Kong and the rest of the world, with particular focus on USA, Australia and Europe.

WAE was incorporated in Hong Kong on February 24, 1989. Its major business line is handling air freight export and import between Hong Kong and the rest of the word, particularly the Australia, Europe and USA.

During the period from May 1, 2001 to December 19, 2003, the issued and outstanding capital stocks of WEHK and WAE were 75% owned by Mr. Christopher Wood.

On December 19, 2003, Mr. Christopher Wood acquired the remaining 25% equity interests in each of WEHK and WAE at a consideration of US$750 and became the sole shareholder of each of them. For accounting purposes, the acquisition of this additional 25% equity interest was treated as a private transaction between shareholders before reorganization.

We do not own or operate any aircraft, ships, river barges or railroads. We use commercial freight air carriers, ships, river barges and railroads to provide the transportation services for forwarding of freight. Our revenue come from the freight revenue derived from transportation and other valued added services such as price ticketing and warehousing. Our expertise is on arranging transportation for our customer and we focus on large cargo rather than small parcel package which usually requires sophisticated retail network.

Due to the volume of shipment we arrange, we are generally able to negotiate a competitive rate for the shipment than our customers could negotiate directly with the shippers and carriers and hence our income is generated. Our ability to negotiate more favorable shipping terms is dependent partly on our shipping volume. The greater the volume, the more favorable shipping rates will be.

A significant portion of our expenses is variable and adjusts to reflect the level of our business activities. Other than transportation costs, staff costs are our single largest variable expense and are less flexible in the near term as we staff our operations based on uncertain future demand. We derive significant revenue from consolidation of cargo. We always seek to build a perfect mix of light and heavy cargo which ensures the weight capacity as well as the cubic capacity is used to the maximum.

A substantial portion of our costs are incurred under space contracts pursuant to which we agree in advance to purchase cargo space from air and sea carriers or guarantee a minimum volume of shipment. Thus we are required to pay for the guarantee if we do not ship the guarantee amount. In the past we have been able to minimize the loss by carefully gauge customer demand, by conducting more operation when demand generally exceed supply and arranging other freight forwarder to absorb excess capacity. We cannot ask our customer to make similar guarantee to us and so we have to assume all the risk.

In Hong Kong, we also have what is termed as peak season. Peak season is generally considered to be from August to November of each year, where both sea freight and airfreight rates increased drastically. By virtue of the space contract and our good business relationship with many airlines or shippers, we have been able to get space at a competitive rate.

Apart from doing business with general customers, we also receive cargo from other freight forwarders that do not have their own space allocation and they co-load with us. If we do not have enough cargo to fill the containers, our sales staff will contact other freight forwarders in an effort to obtain additional cargo to fill these containers. On the other hand, if we do not have enough cargo space, we will also contact another freight forwarder for their space. This greatly enhances our capability to match the demand and supply of cargo space.

The company has benefited from the year on year increase in re-exports of Chinese made goods through Hong Kong. Hence on average, existing customers have increased their exports both sea and air. New customers have been obtained mainly from joint sales efforts with overseas agents and increases in numbers of Hong Kong agents co-loading with us to Australia, USA and Europe.

As most export business is controlled overseas, management is continuously trying to improve the agency network.

Our reporting currency is the United States (U.S.) dollar. However, due to our Hong Kong operating location 80% of our revenue is in Hong Kong Dollars while the remainder is in USD. While the Hong Kong Dollar peg to the USD remains in place we are protected from currency exchange rate fluctuations.

Three airfreight carriers currently account for 80% (54%, 19% and 7%) of our airfreight shipping activity for the six months ended October 31, 2004. Three shipping lines account for approximately 53% (41%, 8% and 4%) of our shipping activities for the six months ended October 31, 2004. Because we are generally able to negotiate more favorable shipping rates as a result of shipping a greater volume of product with a limited number of transportation providers, the loss of one or more of these providers could result in an increase in our cost of freight forwarding. We currently have no reason to believe we would lose any of these transportation providers.

During the fiscal year of April 30, 2003 and April 30, 2004, Hong Kong, the place where our two subsidiaries operate, is experiencing deflation. However, it is expected that Hong Kong will have positive economic growth and inflation will come. Together with higher demand of cargo space as the economy grows, we might experience higher direct carrier rate which we might be unable to pass fully to our customers. This might ultimately lead to a decrease of our profit margin.

FISCAL YEAR ENDED APRIL 30, 2004 vs. FISCAL YEAR ENDED APRIL 30, 2003

Total revenue for the fiscal year ended April 30, 2004 increased by 21.03% to $17.7 million (or approximately $3.1 million) from $14.6 million the fiscal year ended April 30, 2003. The reason for the increase is through the result of organic growth. We have new sources of customers, new agents and improvement to our existing agency networks.

Our cost of forwarding increased 22.92%, from $11,807,000 in the fiscal year ended April 30, 200 3to $14,513,000 in the fiscal year ended April 30, 2004.

Gross margin (revenue minus cost of forwarding) decreased from 19.33% in the fiscal year ended April 30, 2003 to 18.08% in the fiscal year ended April 30, 2004. The decrease in gross margin is mainly contributed by the increase in freight cost. For example, one of our major sea freight carriers to Australia has increased their freight rate by 70% that we have been unable to pass all the costs to our customers because we have to maintain competitive rate.

The last two months of the financial year ending April 30th 2003 was slightly effected by an outbreak of the Severe Acute Respiratory Syndrome (SARS) in Hong Kong and China in March 2003. The supply of cargo space decreased because some of the freight has been cancelled. However the main effect of this disease was to be seen later in the year as the placement of orders with factories in Hong and China were delayed because people refused to travel to infected areas. Although freight volumes began to increase gradually in the second half of 2003, the freight supply remained tight. Freight costs were maintained at a high level and we cannot transfer the increased costs totally to our customers. This has pull down our overall gross margin.

Overall volumes (number of containers for sea freight and tonnage for air freight) grew by 43% for air and 2% for sea for the year ending April 30th 2004 compared with the previous year. This mainly resulted from organic growth – increased sales effort by Wako and its overseas agents. The increased volume of shipments is reflected directly in the increase in total revenue of the company. The remainder of the increase in total revenue is from a general increase in carrier costs over the periods in question (such as security and fuel surcharges) which were passed on to clients, hence increasing revenue.

The increased volume of business and the increase in carrier cost is also reflected in the increase in forwarding costs. Whenever carrier costs increase the gross margin tends to decrease as the profit margin is usually fixed and independent of cost (eg U.S. $100 per container or 10c/kilo). However some of the decrease in gross margin must be attributed to the ever increasing competitiveness of the industry.

Overall, we realized a net income of $ 884,000 in the fiscal year ended April 30, 2004 compared to net income of 587,000 in the fiscal year ended April 30, 2003. The reason for this significant net income increase was mainly due to the increased in revenue as a result of our growth. In addition, due to cost cutting measures instigated by management such as reduction in salaries, the selling and administrative expense has been kept at roughly the same level.

Segment Information

Airfreight operations: Revenue from airfreight operations for the fiscal year ended April 30, 2004 increased 35.66% or approximately $2.715 million from the fiscal year ended April 30, 2003.

Tonnage	Air Freight Exports				Air Imports
	Australia	USA	Europe	Asia	Import	Total
Yr end 4/03	1,243	580	690	187	108	2,808
Yr end 4/04	2,196	246	912	206	456	4,016
% increase	77%	(58)%	32%	10%	322%	43%

The increase in revenue was mainly due to increased sales as a result of organic growth, especially in the region of Australia, although a small component was due to increased carrier rates and surcharges, a part of which was passed on to clients by increasing the selling rate. The total tonnage in the fiscal year ended April 30, 2004 increased from 2,808 tons to 4,016 tons compared with the previous year.

Similar to last year, a substantial proportion of our air-freight operation is on Australia. The proportion for Australia has increased from 44% to 54% of the total tonnage. In additional, most of our business is for export, which accounts for 96% of the tonnage in 2003 as compared to 89% in 2003.

Sales increased to all areas except for the USA. This was because the 2003 figures were artificially increased due to the U.S. West Coast Longshoreman strike in the fall of 2002 which caused delayed sea freight shipments to be transferred to airfreight.

Costs for the airfreight forwarding operations increased 38.59% or approximately $2.566 million from the fiscal year ended April 30, 2003 to the fiscal year ended April 30, 2004. As a result of increased sales, overall gross profits increased 15.46% from the fiscal year ended April 30, 2003 to the fiscal year ended April 30, 2004.

Total segment overhead attributable to the airfreight operation increased 3.09% or approximately $24,000 for the fiscal year ended April 30, 2004 as compared with the fiscal year ended April 30, 2003. Details regarding the increase in overhead expenses are discussed below under the section entitled "Other Operating Expenses."

Overall, net segment income for the airfreight operation increased 126.27% or approximately $149,000 for the fiscal year ended April 30, 2004 as compared with the fiscal year ended April 30, 2003. The increase in net income was mainly the result of the increase in sales as well as the continued aggressive cost control measures undertaken by management.

Sea freight operations: Revenue from sea freight operations increased 5.28% or approximately $0.371 million for the fiscal year ended April 30, 2004 from the fiscal year ended April 30, 2003. The increase of revenue is because of the increase in shipping volume as a result of the organic growth of our existing operation.

Costs for the sea freight forwarding operation increased 2.87% from $5,157,000 in the fiscal year ended April 30, 2003 to $5,305,000 in the fiscal year ended April 30, 2004. Our gross profit margin increased from 26.57% in the fiscal year ended April 30, 2003 to 28.25% in the fiscal year ended April 30, 2004. As a result of the increased revenue as well as the improvement in profit margin, overall gross profits increased 11.94% to $2,089,000 in the fiscal year ended April 30, 2004 as compared with 1,866,000 for the fiscal year ended April 30, 2003.

% Increase in volume for	Sea Freight Exports				Sea Freight Imports	Total
Year End 30th April, 2004 compared with 30th April 2003.	Australia	USA	Europe	S. China	Global	Global
	31%	(35)%	5%	(5)%	7%	2%

Sea Freight volumes increased overall by 2% in the year ending 30th April, 2004 compared with the previous year. Growth came mainly in the Australia markets resulting from increased sales efforts both in Hong Kong and by our agents at the destination. In addition, we have appointed additional agents in Melbourne and Sydney to handle customers in Australia. Volume from USA has decreased substantially because we loss a major agent in USA.

The volume increase combined with increasing freight rates resulted in the increase in revenue and forwarding cost. Profit per container in sea freight was maintained or increased resulting in the increase of gross revenue for the year ended 30th April, 2003.

Total segment overhead attributable to the sea freight operation for the fiscal year ended April 30, 2004 was decreased by 0.62% or approximately $8,000 from the fiscal year ended April 30, 2003. Overall net income for the sea freight operation increased 28.44% or approximately $149,000 the fiscal year ended April 30, 2004 compared to the fiscal year ended April 30, 2003. The increase in net income was mainly the result of the improvement in sales and continued cost efficiencies.

Other Operating Expenses

Selling and Administrative Expenses

Selling and administrative expenses increased from 3.47%, from $2,075,000 in the fiscal year ended April 30, 2003 to $2,147,000 in the fiscal year ended April 30, 2004. We have enforced tight cost control measure to reduce the administrative cost and due to increased in sales and business operation, the selling and administrative expenses has increased slightly. The major items with increment are as follows:

Legal and professional fee: Total legal and professional fee has increased approximately by 71% from $43,991 in 2003 to 75,301 in 2004. More costs have incurred in relation working on a registration document and work related to secure qualification for quotation on the Bulletin Board.

Overseas traveling: overseas traveling has increased approximately by 75% from $38,190 to $66,926 due to more business trip to USA, Europe and Australia to promote our freight business.

Salaries and allowance: Salaries and allowances for the fiscal year ended April 30, 2004 de creased 6.04% from $1,054,179 in the fiscal year ended April 30, 2003 to $990,523 in the fiscal year ended April 30, 2004. There has been an average reduction in staff and a reduction in salary for some staff during 2004. However, starting from February 2004, we have recruited about 5 temporary staff to cope with the increasing reporting demand of our new computerized system. The combined effect has resulted in a slight reduction in the total salary.

Depreciation and Amortization

Depreciation on property, plant and equipment decreased 44%, from $48,000 in the fiscal year ended April 30, 2003 to $27,000 in the fiscal year ended April 30, 2004. Depreciation and amortization decreased due assets being fully depreciated and/or amortized in the prior periods. We do not have much capital expenditure in the fiscal year end April 30, 2004 except for some additions to improve our office facilities when we moved to our new office near the end of the fiscal year.

Interest and Other Income

Our interest income comes from our deposit in banks. Interest and other income decreased 31.15% or $61,000 for the fiscal year ended April 30, 2003 to $42,000 in the fiscal year ended April 30, 2004. This decrease was due to general lowering of interest rates offered by the banks.

Interest Expense

Interest expenses decreased from $5,000 in the fiscal year ended April 30, 2003 to zero in the fiscal year ended April 2004. This reflects that we do not have material borrowing except for the bank overdraft from time to time and a bank loan of $67,000 borrowed in Feb 2004.

Provision For Income Taxes

Provision for income taxes increased by 53.72% from $121,000 in the fiscal year ended April 30, 2003 to $ 186,000 in the fiscal year ended April 30, 2004. The effective tax rate is 17.4%, which is similar to last year of 17.1%. Our tax is mainly for the income tax of our two subsidiaries operated in Hong Kong. The standard tax rate in Hong Kong is 17.5%. This increase in provision of income taxes is due to the increase in taxable income resulting from the increase in freight forwarding income.

Net Loss On Discontinued Operations

On December 31, 2002, Wako discontinued the operation of a branch office located in Guangzhou China which mainly operated in the sea forwarding segment. The branch was sold at its carrying amount of $51,000 to a related party in April 30, 2003. Wako will not have significant continuing involvement in the operation of the branch after the disposal.

SIX MONTHS ENDED OCTOBER 31, 2004 vs. SIX MONTHS ENDED OCTOBER 31, 2003

Total revenue for the six months ended October 31, 2004 increased 50.63% or approximately $ 4.04 million from the six months ended October 31, 2003.

This growth was due to the growth in both air and sea freight revenue.

Our cost of forwarding increased by 59.99%, from $6,393,000 in the six months ended October 31, 2003 to $10,228,000 in the six months ended October 31, 2004. The increase in revenue was reflected in a corresponding increase in the cost of sales.

Gross profit margin decreased from 19.89% in the six months ended October 31, 2003 to 14.91% in the six months ended October 31, 2004. Gross profit for six months ended October 31, 2004 increased 12.92%, from $1,587,000 in the six months ended October 31, 2003 to $1,792,000 in the six months ended October 31, 2004. The decrease in gross profit margin was because of increasing freight cost that we were unable to pass fully to our customers. While we have been successfully to increase the volume of sales, some of the sales were of lower profit margin and the overall gross profit margin decreased.

Overall, we realized a net income of $278,000 in the six months ended October 31, 2004 compared to net income of $548,000 in the six months ended October 31, 2003. The reason for the decrease in net income was a result of the increase in administration expenses to cope with the increase in sales volume.

Segment Information

Airfreight operations: Revenue from airfreight operations for the six months ended October 31, 2004 increased 66.85% or approximately $3.02 million from the six months ended October 31, 2003. The increase in revenue was mainly due to increased sales volume. The total tonnage in the six months ended October 31st 2004 increased from 1,786 tons to 2,464 tons compared with the previous period.

The increase in revenue was mainly due to increased sales volume. The total tonnage in the three months ended July 31st 2004 increased from 754 tons to 1,015 tons compared with the previous period.

Tonnage shipped in six months period	Air Exports
	Australia	Europe	USA	Intra-Asia	Air Imports Global	Total
31st October 03	943	358	155	112	218	1,786
31st October 04	1,373	468	245	104	274	2,464
% Increase	45%	31%	58%	(7%)	26%	38%

Sales increased to most of the areas. The export for the three months ended 31 July 2003 is low because of the outbreak of the Severe Acute Respiratory Syndrome (SARS) in Hong Kong and China. As buyers were reluctant to travel to infected areas the placement of orders with factories in Hong and China were delayed or transferred to other countries.

Costs for the airfreight forwarding operations increased 72.88% or approximately $2,883 million from the six months ended October 31, 2003 to the six months ended October 31, 2004. As a result of the increased sales, overall gross profits also increased 24.51% from the six months ended October 31, 2003 to the six months ended October 31, 2004.

Total segment overhead attributable to the airfreight operation increased 51.11% or approximately $184,000 for the six months ended October 31, 2004 as compared with the six months ended October 31, 2004. Details regarding the increase in overhead expenses are discussed below under the section entitled "Other Operating Expenses."

Overall, net segment income for the airfreight operation decreased 25% or approximately $42,000 for the six months ended October 31, 2004 as compared with the six months ended October 31, 2004. The decrease in net income was due to the decrease in profit margin as well as increase in administrative expenses.

Sea freight operations: Revenue from sea freight operations increased 28.88% or approximately $1,004,000 for the six months ended October 31, 2004 from the six months ended October 31, 2003.

% change in volume shipped October 04 vs October 03	Australia	USA	Europe	Import	S. China	Total
	69%	(49%)	38%	79%	9%	30%

Sales increased to most of the areas as a result of our organic growth. The export for the six months ended 31 October 2003 is low because of the outbreak of the Severe Acute Respiratory Syndrome (SARS) in Hong Kong and China. Volume from USA has decreased because we loss a major agent in USA.

Costs for the sea freight forwarding operation increased 38.21% or approximately $937,000 from the six months ended October 31, 2003 to the six months ended October 31, 2004. Overall gross profit has been increase slightly by 6.54% from the six months ended October 31, 2004 to the six months ended October 31, 2004

Total segment overhead attributable to the sea freight operation for the six months ended October 31, 2004 was increased by 54.42% or approximately $ 308,000 from the six months ended October 31, 2003. Overall net income for the sea freight operation decreased slightly by 56.58% or approximately $215,000 during the six months ended October 31, 2004 compared to the six months ended October 31, 2003. The decrease in net income was mainly due to the decrease in profit margin as well as increase in administrative expenses.

Other Operating Expenses

Selling and Administrative Expenses

Selling and administrative expenses increased 54.64%, from $ 926,000 in the six months ended October 31, 2003 to $ 1,432,000 in the six months ended October 31, 2004. The main factor that caused the increase is because more expenses incurred as a result of sales volume.

Salaries and allowance

Salaries and allowances for the six months ended October 31, 2004 increased 45.91% from $551,000 in the six months ended October 31, 2003 to $803,000 in the six months ended October 31, 2004. The increase in salaries and allowances was attributable to an increase in operation and management staff. There were an average of 10 more staff working for Wako during the six months ended October 31, 2004 compared with the previous period.

Depreciation and Amortization

Depreciation on property, plant and equipment increased from $9,000 in the six months ended October 31, 2003 to $25,000 in the six months ended October 31, 2004. The increase is due to depreciation and amortization on newly acquired fixed assets and computer software for our new computerized logistic system implemented in this year.

Interest Expenses

Interest expenses increased from zero in the six months ended October 31, 2003 to $2,217 in the six months ended October 31, 2004 as a result of the interest paid for new bank loans obtained during the year 2004.

Provision For Income Taxes

Provision for income taxes decreased by 43.22 % from $118,000 in the six months ended October 31, 2003 to $67,000 in the six months ended October 31, 2004. This decrease was due to the decrease in taxable income.

LIQUIDITY AND CAPITAL RESOURCES

For the period ended October 31, 2004 we generated approximately $6,000 in cash from operating activities compared to $548,000 for the same period of 2003. The use of cash for 2003 was higher mainly due to an increase in amount due from related parties of approximately 233,000. We used $60,000 to acquire new equipments..We have net cash inflow of $54,000 from financing activities of which $192,000 was used as restricted cash to secured additional bank guarantee for our airlines.

As a result of the above, our net working capital increased by $243,000 to $973,000 at October 31, 2004 from $730,000 at April 30, 2004. Our cash position has remained relatively constant at $268,000 Trade receivables and other current assets made up for the increase in working capital.

As noted below under Plan of Operations, we anticipate increasing our capital expenditures in 2004 to help further our growth. This increase should not have a material impact on the financial statements.

We have $446,000 of bank guarantees for granting credit facilities to a subsidiary for airfreight payment. These guarantees are secured by the restricted cash and certificate of deposits of approximately $459,000 that we have deposited in banks. In April 2004, we obtained a short-term bank loan of approximately $67,000 of which $45,000 is for installment and equipment and $22,000 is for general working capital, which is repayable by 12 monthly installments. The interest rate is the best lending rate offered by the bank, currently 5% per annum, but subject to change from time to time by the bank. The outstanding bank loan as at October 31, 2004 was approximately $28,000. In October 2004, we obtain an additional bank loan of $448,000, which is used for our profit tax payment and general working capital and is repayable by 24 monthly installments. The interest rate is best lending rate less 1 percent. Apart from this, we finance our operation mainly with internally generated funds and we believe we have sufficient liquidity to sustain our planned operation.

Our approximate contractual cash obligations at October 31, 2004 are outlined in the table below including our equipment lease and office rental obligations, as well as payments due under cargo space committments. These cash obligations are expected to amount to approximately $287,000 per month for fiscal year ended 2005.

	Payments Due by Period (in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Facilities Obligation Equipment lease and office rental obligation	$ 350	$ 193	$151	$6	$ --

Other Obligations: Cargo space committment	3,255	3,255	--	--	--

Total Contractual Cash Obligations	$3,605	$3,448	$151	$6	$ --

                   During the six months ended October 31, 2004 and 2003 and year ended April 30, 2003 and 2004, we have not engaged in:

o	material off-balance sheet activities, including the use of structured finance or special purpose entities;

o	trading activities in non-exchange traded contracts; or

PLAN OF OPERATIONS

Set forth below is our plan of operations for the coming twelve months

Milestone or Step	Expected Manner of Occurrence or Method of Achievement	Time from the date of this Prospectus When Step Should be Accomplished	Cost of Completion
Improve agency network by	Meet with potential	[2-12 months]	$50,000
adding up to 10 additional	agents overseas.
agents
Expand Local Sales Force:	Hire staff, Training.	[2-3 months]	$50,000
Increase gross sales by 10%
Acquire China Class A	Application has	[ 36 months]	$600,000
License (1)	been approved

(1)     Wako Express (HK) qualifies under the new CEPA agreement (Closer Economic Partnership Agreement). In January of 2004, Wako Express has applied for a full forwarding license between the Hong Kong SAR government and the Chinese government without the requirement for a majority local partner and on the same basis as Mainland Chinese enterprises. In January 2004, Wako Express (HK) has also applied for forwarding licenses where once attained, will allow it to open wholly owned subsidiary offices in Beijing, Dalian, Qingdao, Tianjin, Ningbo, Guangzhou, Shenzen,and Shanghai. The significance of the CEPA agreement is that we are now allowed to open wholly owned subsidiaries in China. Our application has been approved in June, 2004. However, we currently have not made a final determination as to how to proceed on this matter.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements. These statements have been prepared in accordance with generally accepted accounting principles in the United States of America. All intercompany balances and transactions have been eliminated in consolidation.

Use of estimates in preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles require management to make certain estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, based on historical experience, and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The following critical accounting policies rely upon assumptions, judgments and estimates and were used in the preparation of our consolidated financial statements:

Revenue Recognition Policy

Because of the way we conduct our business, we recognize revenue gross as a principal rather than net as an agent. The reason we recognize revenue in this manner is that we, as a freight forwarder, as distinguished from other logistics forwarders, who are required to recognize revenues net as an agent, is because we are subject to credit risk, inventory/cargo risk, and insurance risk.

As a non-asset based carrier, we do not own transportation assets. Rather, we generate the major portion of our air and ocean freight revenues by purchasing transportation services from direct (asset-based) carriers and reselling those services to its customers. The sell rate is the rate Wako Group billed to customers and the buy rate is the rate Wako Group paid to the carrier. By consolidating shipments from multiple customers and concentrating its buying power, Wako Group is able to negotiate favorable buy rates from the direct carriers, while at the same time offering lower sell rates than customers would otherwise be able to negotiate themselves.

Airfreight revenues include income earned by WAE for carrying the shipments when WAE acts as a freight consolidator. Ocean freight revenues include income earned by WEHK for carrying the shipments when WEHK acts as a Non-Vessel Operating Common Carrier. In each case Wako Group is acting as an indirect carrier. When acting as an indirect carrier, revenues related to shipments are recognized when freight is received from the shipper (for import freight) or when freight leaves the carrier's terminal (for export freight) with accrual of the estimated direct costs to complete delivery of the freight-in-transit.

Revenues realized in other capacities, for instance, when we act as an agent for the shipper, include only the commissions and fee earned for the services performed. These revenues are recognized upon completion of the services.

Other services include mainly terminal and documents handling fee earned. These revenues are recognized upon completion of the services.

Recognition of Cost of Forwarding

The billing of cost of forwarding is usually delayed. As a result, we must estimate the cost of purchased transportation and services, and accrue an amount on a shipment by shipment basis in a manner that is consistent with revenue recognition. Such estimates are based on past trends, and on the judgment of management. Historically, upon completion of the payment cycle (receipt and payment of transportation bills), the actual aggregate transportation costs are not materially different than the amount accrued. Any differences where the actual cost varies significantly from the accrual would require an adjustment as soon as the actual amounts are known.

Accounting for Income Taxes

In preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions where we operate. This process involves estimating actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent that we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance, we must include an expense within the tax provision of the statement of income in each period in which the allowance is increased.

Significant judgment is required in determining the provision for income taxes, deferred tax assets and liabilities, and any valuation allowance, against our deferred tax assets. In the event that actual results differ from these estimates or the estimates are adjusted in future periods, then we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations. Based on our current financial projections, we currently believe that we will realize 100% of our deferred tax assets.

Description of Property

Our corporate offices are located at Room 3606-8, 36/F, Citibank Tower, Citibank Plaza, No.3 Garden Road, Central, Hong Kong. Our telephone number is 852-27998000. It is 5600 square feet. The annual rent is $160,840. The lease expires December 14, 2006.

Our Hong Kong warehouse is located at B2 G/F Hoplite Industrial Centre, 3 Wang Tai Road, Kowloon Bay, Hong Kong. The lease expires May 15, 2006.

We believe that our facilities are adequate for our present purposes and that additional facilities, if required, will be available to us on reasonably acceptable terms.

Certain Relationships and Related Transactions

In the normal course of business, Wako Group entered into agency agreements with various overseas agents so that both the Wako Group and these overseas agents can jointly handle the shipments in both the port of loading and the port of destination.

Under these agency agreements, both the Wako Group and the overseas agents are obliged to perform their respective services at their own places of business and, in return, earn their respective services fees from the other party and either the shipper or the consignee.

In addition to the above, under the agency agreements, sometimes either the Wako Group or the overseas agent is obliged to act as "collection agent" to collect the freight revenue from customers (either the shipper or the consignee). Since the decision as to who has to pay the freight cost is solely determined by both the shipper and the consignee, both Wako Group and the overseas agent only act in accordance with the customers' instructions in the collection process. In case the collecting party is not the party who pays the freight cost to the carrier, the collecting party has to reimburse the other party to enable it to settle the freight cost.

In both cases, either the Wako Group or the overseas agent has to raise an invoice to the other party for an amount attributable to him. The amounts include the services fees earned and may also include the freight cost collected by the other party.

During the fiscal year of 2004 and 2003, Wako group has trade transactions with four agents that are related parties. Trade transactions include revenues earned by the Group and amounts collected on behalf of the Group or (freight costs incurred by the Group and amounts collected on behalf of the related parties) in the ordinary course of business. In addition, Wako Group has paid expenses on behalf of these related parties, or vice versa. Details are as follows:

Transactions with Wako Express (China) Company Limited ("WEC")

Christopher Wood, director and shareholder of Wako Group, is also director and shareholder of WEC. Yip King Lin, Paul, director of Wako Express (H.K.) Company Limited and Wako Air Express (H.K.) Company Limited, is also director and shareholder of WEC. WEC is equally owned by Christopher Wood and Yip King Lin, Paul.

During the fiscal year ended 30 April 2004 and 2003 and six months ended October 31, 2004 and 2003, Wako Group has sales to WEC of $136,000, $94,000, $366,000 and $88,000 respectively, which are carried out under normal course of freight business. Wako Group has also paid expense on behalf of WEC of $469,000 , $692,000, $264,000 and $197,000 respectively during the fiscal year of 2004 and 2003 and six months ended October 31, 2004 and October 31, 2003 respectively. These expenses paid on behalf are mainly salary and dividend paid on behalf as described below. Reimbursement was made regularly along with payment of trade transactions. By the end of December 2004, expenses paid on behalf have been reimbursed.

By the end of 31 October 2004, the amounts outstanding to Wako Group from WEC stand at approximately $187,000.

Although most of its employees of WEC are employed in its principal places of business throughout the PRC, certain of its senior employees are employed in Hong Kong under contractual relationship with the Wako Group. It is because WEC does not establish a place of business in Hong Kong due to the fact that its principal places of business are located in the PRC. These senior employees are all Hong Kong residents who are required to be stationed in WEC's PRC offices so, for social security purposes, they need to have their employment contracts established with a Hong Kong employer and signed in Hong Kong. This is in fact a usual practice common to many other industries in Hong Kong when Hong Kong residents are required to work in the PRC, they prefer to establish an employment relationship with the employer in Hong Kong.

As a result, Wako Group would need to incur payments of staff costs to these WEC employees on behalf of WEC and whenever such payments are made, Wako Group would seek immediate reimbursements from WEC. During the years ended April 30, 2003 and 2004 and six months ended October 31, 2003 and 2004, payments of such staff costs on behalf of WEC amounted to $461,000, $464,000, $197,000 and $259,000 respectively. In addition, Wako Group has paid dividends on behalf of WEC of $284,000 for the year ended April 30, 2003.

Transactions with Asean Cargo Services Pty Ltd ("ACSP")

Christopher Wood, director and shareholder of Wako Group, is also director of ACSP and has 40% interest in the shareholding of ACSP before 24 June 2004.

During the fiscal year ended 30 April 2004 and 2003 and six months ended October 31, 2004 and 2003, the Wako Group has sales to ACSP of $1,189,000, $622,000, $239,000 and $567,000 respectively during the period that it is related to Wako Group, which are carried out under normal course of freight business. Wako Group has also paid expense on behalf of ACSP of $129,000, $218,000, $22,000 and $125,000 during fiscal year of 2004 and 2003 and six months ended October 31, 2004 and 2003 respectively. The expenses are mainly freight expenses paid on behalf. Reimbursement was made regularly along with payment of trade transactions. By the end of December 2004, expenses paid on behalf have been reimbursed.

Handling income of $5,000, $7,000, $7,000 and $4,000 have been charged to ACSP and handling fee of $155,000, $42,000, $32,000 and $57,000 have been charged to Wako Group by ACSP during the fiscal year ended 30 April 2004 2003 and six months ended October 31, 2004 and 2003 respectively.

On June 24, 2004, Christopher Wood sold all his shares in ACSP and resigned as director of ACSP. ACSP was then unrelated to Wako Group.

Transactions with Asean Logistics Inc ("ALI")

Yip King Lin, Paul is a director of Wako Express (H.K.) Company Limited and Wako Air Express (H.K.) Company Limited. He has been shareholder of Wako Express (H.K.) Company Limited and Wako Air Express (H.K.) Company Limited until December 19, 2003. Yip King Lin, Paul has 35% interest in the shareholding of ALI.

During the fiscal year of 2004 and 2003 and six months ended October 31, 2004 and 2003, the Wako Group has sales to ALI of $143,000, $602,000, $152,000 and $44,000 respectively, which are carried out under normal course of freight business. Wako Group has also paid expense on behalf of ALI of $12,000, $76,000, $7,000 and $6,000 during fiscal year of 2004 and 2003 and six months ended October 31, 2004 and 2003 respectively, which are mainly traveling expenses we paid on behalf of them. Reimbursement was made regularly along with payment of trade transactions. By the end of December 2004, expenses paid on behalf have been reimbursed.

Handling income of $1,000, $37,000, $17,000 and 15,000 have been charged to ALI and the handling fee of $40,000, $11,000, $21,000 and $15,000 have been charged to Wako Group by ALI during the fiscal year ended April 30, 2004 and 2003 and six months ended October 31, 2004 and 2003 respectively.

Transaction with Wako Logistics (Thailand) Co. Ltd ("WLT")

Christopher Wood, director and shareholder of Wako Group, is also director and has 50% interest in the shareholding of WLT.

During the fiscal year of 2004 and 2003 and six months ended October 31, 2004 and 2003, the Wako Group has sales to WLT of $82,000, $7,000, $18,000 and $14,000 respectively, which are carried out under normal course of freight business. WLT has also paid expense on behalf of Wako Group of $10,000 during the fiscal year ended April 30, 2004. During the fiscal year ended April 30, 2003, Wako Group has paid expense of $21,000 on behalf of WLT. These expenses are mainly traveling expenses paid on behalf and have been reimbursed.

In addition, Wako Group has transactions with the following related parties. These related parties were created to hold properties that may be leased to related and unrelated parties.

Transaction with Mountland Development Limited ("MDL")

Christopher Wood, director and shareholder of Wako Group, is also director of MDL and wholly own MDL.

Prior March 1, 2004, MDL leased the property at B2, G/F Hoplite Industrial Centre, 3 Wang Tai Road, Kowloon Bay, Hong Kong to Wako Air Express (H.K.) Company Limited for office purpose. For the fiscal year ended 30 April 2004 and 2003 and six months ended 31 October 2003, rental expense of $99,000, $133,000 and $67,000 were paid or payable to MDL. MDL has sold its only property in February 2004 and is in the process of closing down.

Transaction with Join Wing Properties Limited ("JWP")

Christopher Wood, director and shareholder of Wako Group, is also director of JWP and wholly own JWP.

JWP own a residential property which is occupied by Christopher Wood. During the fiscal year ended 30 April 2004 and 30 April 2003 and six months ended October 31, 2004 and 2003, rental expense of $45,000, $45,000 $22,000 and $22,000 have been paid or payable to JWP. The amount has been treated as housing allowance in the disclosure under the section of "Executive Compensation" below.

Transaction with Yadley Hong Kong Limited ("YHKL")

Yip King Lin, Paul is a director of Wako Express (H.K.) Company Limited and Wako Air Express (H.K.) Company Limited. He has been shareholder of Wako Express (H.K.) Company Limited and Wako Air Express (H.K.) Company Limited until December 19, 2003. Yip King Lin, Paul is also director YHKL and YHKL is wholly owned by Yip King Lin, Paul and his spouse.

YHKL own a residential property which is occupied by Yip King Lin, Paul. During the fiscal year ended 30 April 2004 and 30 April 2003 and six months ended October 31, 2004 and 2003, rental expense of $46,000, $27,000, $23,000 and $23,000 have been paid or payable to YHKL as housing allowance to Yip King Lin, Paul.

Other than the above transactions, we have not entered into any material transactions with any director, executive officer, and nominee for director, beneficial owner of five percent or more of our common stock, or family members of such persons. Also, we have not had any transactions with any promoter. We are not a subsidiary of any company.

Market for Common Equity and Related Stockholder Matters

Market Information

There is no established public trading market for our securities and a regular trading market may not develop, or if developed, may not be sustained. A shareholder in all likelihood, therefore, will not be able to resell his or her securities should he or she desire to do so when eligible for public resales. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. We have no plans, proposals, arrangements, or understandings with any person with regard to the development of a trading market in any of our securities.

Options, Warrants, Convertible Securities

There are no options, warrants or convertible securities outstanding.

Penny Stock Considerations

Our shares will be “penny stocks” as that term is generally defined in the Securities Exchange Act of 1934 to mean equity securities with a price of less than $5.00. Our shares thus will be subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock.

Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer or accredited investor must make a special suitability determination regarding the purchaser and must receive the purchaser’s written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt. Generally, an individual with a net worth in excess of $1,000,000, or annual income exceeding $100,000 individually or $300,000 together with his or her spouse, is considered an accredited investor. In addition, under the penny stock regulations the broker-dealer is required to:

o	Deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commissions relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt;

o	Disclose commissions payable to the broker-dealer and our registered representatives and current bid and offer quotations for the securities;

o	Send monthly statements disclosing recent price information pertaining to the penny stock held in a customer’s account, the account’s value and information regarding the limited market in penny stocks; and

o	Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction, prior to conducting any penny stock transaction in the customer’s account.

Because of these regulations, broker-dealers may encounter difficulties in their attempt to sell shares of our common stock, which may affect the ability of selling shareholders or other holders to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements could impede the sale of our securities, if our securities become publicly traded. In addition, the liquidity for our securities may be decreased, with a corresponding decrease in the price of our securities. Our shares in all probability will be subject to such penny stock rules and our shareholders will, in all likelihood, find it difficult to sell their securities.

OTC Bulletin Board Considerations

The OTC Bulletin Board is separate and distinct from the NASDAQ stock market. NASDAQ has no business relationship with issuers of securities quoted on the OTC Bulletin Board. The SEC’s order handling rules, which apply to NASDAQ-listed securities, do not apply to securities quoted on the OTC Bulletin Board.

Although the NASDAQ stock market has rigorous listing standards to ensure the high quality of its issuers, and can delist issuers for not meeting those standards, the OTC Bulletin Board has no listing standards. Rather, it is the market maker who chooses to quote a security on the system, files the application, and is obligated to comply with keeping information about the issuer in its files. The NASD cannot deny an application by a market maker to quote the stock of a company. The only requirement for inclusion in the bulletin board is that the issuer be current in its reporting requirements with the SEC.

Investors may have greater difficulty in getting orders filled because it is anticipated that if our stock trades on a public market, it initially will trade on the OTC Bulletin Board rather than on NASDAQ. Investors’ orders may be filled at a price much different than expected when an order is placed. Trading activity in general is not conducted as efficiently and effectively as with NASDAQ-listed securities.

Investors must contact a broker-dealer to trade OTC Bulletin Board securities. Investors do not have direct access to the bulletin board service. For bulletin board securities, there only has to be one market maker.

Bulletin board transactions are conducted almost entirely manually. Because there are no automated systems for negotiating trades on the bulletin board, they are conducted via telephone. In times of heavy market volume, the limitations of this process may result in a significant increase in the time it takes to execute investor orders. Therefore, when investors place market orders — an order to buy or sell a specific number of shares at the current market price — it is possible for the price of a stock to go up or down significantly during the lapse of time between placing a market order and getting execution.

Because bulletin board stocks are usually not followed by analysts, there may be lower trading volume than for NASDAQ-listed securities.

Holders

As of the date of this registration statement, we had 89 shareholders of record of our common stock.

Dividends

In the past, we have paid the following dividends:

Christopher Wood

Dividend Distribution for fiscal year of	Yr end 30 Apr 03	Yr end 30 Apr 04
Wako Express	326,923.13	278,846.15

Wako Air Express	211,538.46	125,000.00

Paul Yip

Dividend Distribution for fiscal year of	Yr end 30 Apr 03	Yr end 30 Apr 04
Wako Express	108,974.38	92,948.72

Wako Air Express	70,512.82	41,666.67

However, we do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in our business. Any decisions as to future payments of dividends will depend on our earnings and financial position and such other facts, as the Board of Directors deems relevant.

Reports to Shareholders

As a result of the filing of this registration statement, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and will file periodic reports, proxy statements, and other information with the Securities and Exchange Commission. We will voluntarily send an annual report to shareholders containing audited financial statements.

Where You Can Find Additional Information

We have filed with the Securities and Exchange Commission a registration statement on Form SB-2 statement. For further information about us and the shares of common stock to be sold in the offering, please refer to the registration statement and the exhibits and schedules thereto. The registration statement and exhibits may be inspected, without charge, and copies may be obtained at prescribed rates, at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement and other information filed with the SEC are also available at the web site maintained by the SEC at http://www.sec.gov.

EXECUTIVE COMPENSATION

The following table sets forth summary information concerning the compensation received for services rendered to us during the fiscal years ended April 30, 2003 and 2004 by our Chief Executive Officer, who is also our Chief Financial Officer. . This table sets forth all annual compensation, including a bonus or other form of compensation; and long-term compensation, including restricted stock awards, securities underlying options, LTIP payouts, or other form of compensation, paid to Mr. Wood during these periods. The figures below include housing allowances paid to Mr. Wood. Amounts distributed as dividends to Mr. Wood are not set forth in the table below but are described in footnote 2 to the table.

Name	Position	Year	Salary (1)(2)	Dollar Value of Stock-Based Compensation	Value of other Compensation
Christopher Wood	CEO and CFO	2003	180,000	n/a	n/a
		2004	139,000

(1) Included herein are the fair value of the personal allocated portion of a housing allowances that have been paid to an entity related to Mr. Wood in the amounts of approximately $45,000 and $45,000 for the fiscal years ended April 30, 2003 and 2004.
(2) Not included are dividends paid to Mr. Wood of approximately $538,000 and $404,000 for the fiscal years ended April 30, 2003 and 2004.

Compensation Agreements

Christopher Wood has orally agreed to an annual salary of $220,000 as his total compensation package for 2004.

Board Compensation

Members of our Board of Directors do not receive cash compensation for their services as Directors, although some Directors are reimbursed for reasonable expenses incurred in attending Board or committee meetings.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Wako Logistics Group, Inc.
(A company incorporated in Delaware)

We have audited the accompanying consolidated balance sheet of Wako Logistics Group, Inc. (the “Company”) and its subsidiaries (collectively, the “Wako Group”) as of April 30, 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the two years in the period ended April 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Wako Group as of April 30, 2004 and the results of their operations and cash flows for each of the two years in the period ended April 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 # to the Financial Statements, the accompanying consolidated balance sheet as of April 30, 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the two years in the period ended April 30, 2004 have been restated.

Moores Rowland Mazars

BY: /S/ Moores Rowland Mazars
——————————————
Chartered Accountants
Certified Public Accountants
Hong Kong
Date: August 20, 2004, except for Note 1 #, as to which the date is November 4, 2004

Wako Logistics Group, Inc.
Consolidated Statements of Operations
Years ended April 30, 2003 and 2004 and 6 months ended October 31, 2003 and 2004

(Dollars in thousands except share data and per share amounts)

		Year ended April 30,		(Unaudited) 6 months ended October 31,
	Note	2003 US$	2004 US$	2003 US$	2004 US$
Revenues:
Freight		11,150	13,842	6,502	10,479
Agency services		486	308	17	381
Other services		3,001	3,565	1,461	1,160

Total revenues		14,637	17,715	7,980	12,020

Operating expenses
Cost of forwarding		(11,807)	(14,513)	(6,393)	(10,228)
Selling and administrative expenses		(2,075)	(2,147)	(926)	(1,432)
Depreciation		(48)	(27)	(9)	(25)

Total operating expenses		(13,930)	(16,687)	(7,328)	(11,685)

Income from operations		707	1,028	652	335
Other income (expense)
Interest income		4	2	1	2
Interest expense		(5)	--	--	(2)
Other income, net		57	40	13	10

Income from continuing operations before income taxes		763	1,070	666	345
Provision for income taxes	5	(121)	(186)	(118)	(67)

Income from continuing operations		642	884	548	278
Discontinued operations	3
Loss from discontinued operations		(55)	--	--	--

Net income		587	884	548	278

Net income per share:
Basic net income from continuing operations		0.03	0.04	0.02	0.01
Basic net loss from discontinued operations		--	--	--	--

Net income per share		0.03	0.04	0.02	0.01

Weighted average common shares outstanding
Basic and diluted		20,001,000	20,074,534	20,001,000	20,441,000

The financial statements should be read in conjunction with the accompanying notes.

Information as of October 31, 2004 and for each of the six months period ended October 31, 2003 and 2004 is unaudited.

Wako Logistics Group, Inc.
Consolidated Balance Sheets
At April 30, 2004 and October 31, 2004

(Dollars in thousands except share data and per share amounts)

	Note	At April 30, 2004 US$	(Unaudited) At October 31, 2004 US$
ASSETS
Current assets
Cash and cash equivalents		268	268
Restricted cash	6	152	344
Certificate of deposits	6	115	115
Trade receivables, net		2,313	3,764
Deposits, prepayments and other current assets		157	170
Due from related parties	9	1,053	278
Tax prepaid		--	5

Total current assets		4,058	4,944
Property, plant and equipment, net	4	99	134

Total assets		4,157	5,078

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Bank overdrafts		173	9
Trade payables		1,671	2,474
Accrued charges and other creditors		130	155
Short-term bank loan	7	62	476
Due to related parties	9	153	3
Due to directors	9	840	754
Income tax payable		299	100

Total current liabilities		3,328	3,971

Commitments and contingencies	8	--	--

Stockholders' equity
Preferred stock, US$0.001 par value, 5 million shares authorized and nil issued
Common stock US$0.001 par value, 55 million shares authorized,
20,441,000 shares issued and outstanding	1	20	20
Additional paid-in capital		456	456
Retained earnings		353	631

Total stockholders' equity		829	1,107

Total liabilities and stockholders' equity		4,157	5,078

The financial statements should be read in conjunction with the accompanying notes.

Information as of October 31, 2004 and for each of the six months period ended October 31, 2003 and 2004 is unaudited.

Wako Logistics Group, Inc.
Consolidated Statements of Stockholders’ Equity
For the years ended April 30, 2003 and 2004 and 6 months period ended October 31, 2004

(Dollars in thousands except share data and per share amounts)

	Ordinary stock		Additional paid-in capital	Retained earnings	Total
	Number	US$	US$	US$	US$
Balance as of May 1, 2002	20,001,000	20	236	138	394
Net income	--	--	--	587	587
Dividend paid	--	--	--	(718)	(718)

Balance as of April 30, 2003	20,001,000	20	236	7	263
Net income	--	--	--	884	884
Dividend paid	--	--	--	(538)	(538)
Issue of new shares
- for cash	317,200	--	159	--	159
- as compensation for services	122,800	--	61	--	61

Balance as of April 30, 2004	20,441,000	20	456	353	829
Net income (unaudited)	--	--	--	278	278

Balance as October 31, 2004 (unaudited)	20,441,000	20	456	631	1,107

The financial statements should be read in conjunction with the accompanying notes.

Information as of October 31, 2004 and for each of the six months period ended October 31, 2003 and 2004 is unaudited.

Wako Logistics Group, Inc.
Consolidated Statements of Cash Flows
For the years ended April 30, 2003 and 2004 and 6 months ended October 31, 2003 and 2004

(Dollars in thousands except share data and per share amounts)

	Year ended April 30,		(Unaudited) 6 months ended October 31,
	2003 US$	2004 US$	2003 US$	2004 US$
Cash flows from operating activities:
Net income	587	884	548	278
Adjustments to reconcile net income to net cash provided by
operating activities
Depreciation	51	27	9	25
Bad debts written off	85	6	4	16
Other non-cash expenses	--	11	--	--
Changes in working capital:
Trade receivables	(529)	(617)	(487)	(1,467)
Deposit and prepayment	3	(45)	(18)	(13)
Due from related parties	(428)	1	(233)	779
Due from a director	152	27	28	--
Trade payables	357	124	201	803
Accrued charges and other creditors	26	28	10	25
Due to related parties	(102)	(21)	(37)	(150)
Due to directors	502	(286)	407	(86)
Income tax payable	57	184	116	(204)
Net cash provided by operating activities	761	323	548	6
Cash flows from investing activities:
Acquisitions of property, plant and equipment	(11)	(93)	(2)	(60)
Disposal of a branch	(14)	--	--	--
Net cash used in investing activities	(25)	(93)	(2)	(60)
Cash flows from financing activities:
Certificate of deposits	--	(115)	(115)	--
Restricted cash	56	42	42	(192)
Bank overdrafts	138	(94)	(149)	(164)
Bank loan raised (repaid) - net	--	62	--	414
Capital element of capital leases payments	(14)	--	--	--
Dividend paid	(718)	(538)	(538)	--
Due from related parties	(351)	304	205	(4)
Issue of new shares	--	159	--	--
Net cash provided by (used in) financing activities	(889)	(180)	(555)	54
Net (decrease) increase in cash and cash equivalents	(153)	50	(9)	--
Cash and cash equivalents at beginning of year / period	371	218	218	268
Cash and cash equivalents at end of year / period	218	268	209	268

The financial statements should be read in conjunction with the accompanying notes.

Information as of October 31, 2004 and for each of the six months period ended October 31, 2003 and 2004 is unaudited.

Wako Logistics Group, Inc.
Notes to the Consolidated Financial Statements
For the years ended April 30, 2003 and 2004 and 6 months period ended October 31, 2003 and 2004

1.     ORGANISATION AND PRINCIPAL ACTIVITIES

Wako Logistics Group, Inc. (the “Company”) was incorporated on December 2, 2003 under the laws of the United States of America under the name of Wako Logistics Inc. The Company was incorporated with authorised and outstanding share capital of 100 million and 100 common stocks with par value of US$0.001 each respectively. All outstanding common stocks are issued to Mr. Christopher Wood.

On January 8, 2004, the Company changed its name to Wako Logistics Group, Inc. On the same date, its authorised number of shares was reduced to 60 million, of which 55 million shares are common stock, and 5 million shares are preferred stock. The Company has had no operation since its incorporation and is used as an investment holding company.

Pursuant to Share Exchange Agreements entered into between the Company and Mr. Christopher Wood (and his nominee) on January 18, 2004, the Company consummated a combination with Wako Express (H.K.) Company Limited (“WEHK”) and Wako Air Express (H.K.) Company Limited (“WAE”) (collectively, Operating Subsidiaries”) by the issue of 20,000,900 common stocks in the Company in exchange for 100% of the outstanding stock of WEHK and WAE.

After the share exchanges, the Company became the controlling company of the Operating Subsidiaries and Mr. Christopher Wood became the controlling shareholder of the Company.

The transfer of Mr. Christopher Wood’s interest in the Operating Subsidiaries to the Company was a reorganization of companies under common control and has been accounted for effectively as a pooling of interests, and the consolidated financial statements of the Company have been presented as if the Operating Subsidiaries had been owned by the Company since the earliest date covered by these financial statements.

WEHK was incorporated in Hong Kong on June 4, 1982. During the period covered by these financial statements, its authorized capital stock comprised 1,000,000 shares of common stock with a par value of HK$1 per share. WEHK’s principal activity is the provision of sea freight services.

WAE was incorporated in Hong Kong on February 24, 1989. During the period covered by these financial statements, its authorized capital stock comprised 10,000 shares of common stock with a par value of HK$100 per share. WAE’s principal activity is the provision of airfreight services.

During the period from May 1, 2001 to December 19, 2003, the Operating Subsidiaries’ issued and outstanding capital stocks were 75% owned by Mr. Christopher Wood. On December 19, 2003, Mr. Christopher Wood acquired the remaining 25% equity interests in each of WEHK and WAE and became the sole shareholder of each of them. For accounting purposes, the acquisition of this additional 25% equity interest was treated as a private transaction between shareholders before the reorganization. (See also Note # below)

Information as of October 31, 2004 and for each of the six months period ended October 31, 2003 and 2004 is unaudited.

Wako Logistics Group, Inc.
Notes to the Consolidated Financial Statements
For the years ended April 30, 2003 and 2004 and 6 months period ended October 31, 2003 and 2004

1.     ORGANISATION AND PRINCIPAL ACTIVITIES (CONTINUED)

During the period from February to March 2004, the Company issued an aggregate of 440,000 shares of its common stocks of which, 122,800 shares to consultants, 66,500 shares to its staff and 250,700 shares to independent parties.

The stocks issued to consultants are for professional services rendered to the Company valued at $61, which is the fair value of the stock issued. The unit share price and thus the fair value of stock were determined by management. Management believes that this value is comparable to the values of similar services offered by other services providers in the market. The amount of consideration and issued cost are expensed when the services are rendered.

The stocks issued to staff and independent parties were at a price of $0.5 per share. The proceeds from these issues of $159 are credited to common stock and additional paid-in capital.

#	Restatement of financial statements

Subsequent to the issuance of the Wako Group’s 2004 consolidated financial statements, management determined that the financial statements for 2004 required restatement due to the change of accounting method in recording Mr. Christopher Wood’s equity interests in WEHK and WAE and the acquisition of the remaining 25% equity interests in each of WEHK and WAE as mentioned in the foregoing paragraph.

The remaining 25% equity interests in each of WEHK and WAE was originally reflected as “minority interests” and the acquisition of which by Mr. Christopher Wood before the reorganization was recorded using the purchase method of accounting. However, in adopting SFAS 141, the management believes that it would be more appropriate to treat both WEHK and WAE as wholly-owned by Mr. Christopher Wood throughout the period covered by the financial statements and to treat the acquisition of the remaining 25% equity interests in each of WEHK and WAE as a private transaction between shareholders.

The restatement is attributable only to the non-recognition of goodwill, additional-paid-in-capital and minority interests. The restatement increased the Wako Group’s 2003 and 2004 net income by US$147 and US$195 respectively, or US$0.01 per share and US$0.01 per share respectively.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting principles

The consolidated financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States of America (“USGAAP”).

Information as of October 31, 2004 and for each of the six months period ended October 31, 2003 and 2004 is unaudited.

Wako Logistics Group, Inc.
Notes to the Consolidated Financial Statements
For the years ended April 30, 2003 and 2004 and 6 months period ended October 31, 2003 and 2004

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Basis of consolidation

The consolidated financial statements include the financial information of the Company, WEHK and WAE as they are entities under common control (collectively known as “Wako Group”). All material intercompany balances and transactions have been eliminated on consolidation.

Unaudited financial statements

The unaudited financial information included herein as of October 31, 2004 and for the six months ended October 31, 2003 and 2004 have been prepared in accordance with generally accepted accounting principles for interim financial statements. In the opinion of the management, these unaudited financial statements reflect all adjustments necessary, consisting of normal recurring adjustments, for a fair presentation of such data on a basis consistent with that of the audited data presented herein. The consolidated results for interim periods are not necessarily indicative of the results expected for a full year.

Comprehensive income

The Wako Group adopted SFAS No. 130, “Reporting Comprehensive Income” which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. During the period, Wako Group did not record any “other comprehensive income” so its comprehensive income equals net income as reflected in the consolidated statement of operations.

Property, plant and equipment and depreciation

Property, plant and equipment is stated at cost less accumulated depreciation.

The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred in restoring assets to their normal working conditions are charged to the income statement. Improvements are capitalized and depreciated over their expected useful lives.

When assets are sold or retired, their costs and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the statement of operations.

Depreciation is provided to write off the cost of property, plant and equipment over their estimated useful lives from the date on which they become fully operational and after taking into account their estimated residual values, using the straight-line method at the following rate per annum:

Computer equipment	3 years
Machinery and equipment	5 years
Furniture and fixtures	5 years
Motor vehicle	3 years
Leasehold improvement	Over the shorter of estimated useful lives or leased period

Information as of October 31, 2004 and for each of the six months period ended October 31, 2003 and 2004 is unaudited.

Wako Logistics Group, Inc.
Notes to the Consolidated Financial Statements
For the years ended April 30, 2003 and 2004 and 6 months period ended October 31, 2003 and 2004

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounting for the impairment of long-lived assets

The long-lived assets held and used by the Wako Group are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Determination of recoverability of assets to be held and used is by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Revenue recognition

Wako Group derives its revenues from two principal sources: airfreight by WAE and ocean freight by WEHK.

As a non-asset based carrier, Wako Group does not own transportation assets. Rather, Wako Group generates the major portion of its air and ocean freight revenues by purchasing transportation services from direct (asset-based) carriers and reselling those services to its customers. Sell rate is the rate Wako Group billed to customers and buy rate is the rate Wako Group paid to the carrier. By consolidating shipments from multiple customers and concentrating its buying power, Wako Group is able to negotiate favorable buy rates from the direct carriers, while at the same time offering lower sell rates than customers would otherwise be able to negotiate themselves.

Airfreight revenues include income earned by WAE for carrying the shipments when WAE acts as a freight consolidator. Ocean freight revenues include income earned by WEHK for carrying the shipments when WEHK acts as a Non-Vessel Operating Common Carrier. In each case Wako Group is acting as an indirect carrier. When acting as an indirect carrier, revenues related to shipments are recognized when freight is received from the shipper (for import freight) or when freight leaves the carrier’s terminal (for export freight) with accrual of the estimated direct costs to complete delivery of the freight-in-transit.

Because of the way Wako Group conducts its business, Wako Group recognizes revenue gross as a principal rather than net as an agent. The reason Wako Group recognizes revenue in this manner is that Wako Group, as a freight forwarder, as distinguished from other logistics forwarders, who are required to recognize revenues net as an agent, is subject to credit risk, inventory / cargo risk, and insurance risk.

Revenues realized in other capacities, for instance, when Wako Group acts as an agent for the shipper, include only the commissions earned for the services performed. These revenues are recognized upon completion of the services.

Other services include mainly terminal and documents handling fee earned. These revenues are recognized upon completion of the services.

Information as of October 31, 2004 and for each of the six months period ended October 31, 2003 and 2004 is unaudited.

Wako Logistics Group, Inc.
Notes to the Consolidated Financial Statements
For the years ended April 30, 2003 and 2004 and 6 months period ended October 31, 2003 and 2004

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recognition of cost of forwarding

The billing of cost of forwarding is usually delayed. As a result, Wako Group has to estimate the cost of purchased transportation and services and accrue an amount on a load-by-load basis in a manner that is consistent with revenue recognition. Such estimate is based on past trends and on the judgment of management. Historically, upon completion of the payment cycle (receipt and payment of transportation bills), the actual aggregate transportation costs are not materially different than the accrual. However, in any case in which the actual cost varies significantly from the accrual, a revision to the accrual would be required.

Leasing

Leases are classified as capital leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under capital leases are recognised as assets of the Wako Group at the lower of the fair value of the leased assets or the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a capital lease obligation. Finance charges implicit in the purchase payment are charged to the statement of operation over the term of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease.

Income taxes

Provision for income and other related taxes have been provided in accordance with the tax rates in effect in Hong Kong depending on income arising from their respective jurisdictions.

The Wako Group provides for deferred income taxes using the liability method, by which deferred income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities. The tax consequences of those differences are classified as current or non-current based upon the classification of the related assets or liabilities in the financial statements.

Uses of estimates

The preparation of the consolidated financial statements in conformity with USGAAP requires the Wako Group’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the report periods. Actual amounts could differ from those estimates. Estimates are used for, but not limited to, the accounting for certain items such as allowance for doubtful accounts, depreciation and amortization, taxes and contingencies.

Information as of October 31, 2004 and for each of the six months period ended October 31, 2003 and 2004 is unaudited.

Wako Logistics Group, Inc.
Notes to the Consolidated Financial Statements
For the years ended April 30, 2003 and 2004 and 6 months period ended October 31, 2003 and 2004

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currency translation

The functional currency of the Wako Group is Hong Kong dollars (“HK$”).

Transactions involving foreign currencies are translated at the approximate rates of exchange existing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the year end are retranslated at the approximate rates of exchange existing at that date. Exchange gains and losses are dealt with in the consolidated statement of operation.

For the convenience of the readers of these financial statements, translation of amounts from Hong Kong dollars (HK$) into United States dollars (US$) has been made at the exchange rate of US$1.00 = HK$7.8. No representation is made that the Hong Kong dollars amounts could have been or could be, converted into the United States dollars at that rate or at any other rates.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Collectibility of amounts receivable from such parties are evaluated in accordance with the policy for “allowance for doubtful accounts” below.

Allowance for doubtful accounts

The Wako Group reviews its allowance for doubtful accounts bi-monthly throughout the year and provides an allowance equal to the estimated uncollectible amounts. The Wako Group’s estimate is based on historical collection experience, existing economic condition and a review of the current status of trade accounts receivable. It is reasonably possible that the Wako Group’s estimate of the allowance for doubtful accounts will change. Accounts receivable are presented net of an allowance for doubtful accounts of US$6 as of April 30, 2004 and US$16 (unaudited) as of October 31, 2004.

Cash and cash equivalents

Cash equivalents include all highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amount of cash and are so near maturity that they represent insignificant risk of changes in value because of changes in interest rates.

Net income per share

According to the requirements of SFAS No. 128, “Earnings Per Share” (“EPS”), basic earnings per share are computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding. The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the weighted-average number of shares outstanding is adjusted to include estimates of additional shares that would be issued if potentially dilutive common shares had been issued. In addition, income available to common stockholders is adjusted to include any changes in income or loss that would result from the assumed issuance of the dilutive common shares. There were no diluted securities outstanding during any of the periods.

Information as of October 31, 2004 and for each of the six months period ended October 31, 2003 and 2004 is unaudited.

Wako Logistics Group, Inc.
Notes to the Consolidated Financial Statements
For the years ended April 30, 2003 and 2004 and 6 months period ended October 31, 2003 and 2004

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Segment reporting

The Group adopted SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”. The Group’s results of operations and financial position were affected by the implementation of SFAS No. 131 as it operates in more than one line of business. Segment information is disclosed in note 14 to the financial statements.

Recently issued Accounting Standards

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”) which applies to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after December 15, 2003, to variable interest entities in which an enterprise holds an interest that it acquired before February 1, 2003.

In December 2003, the FASB has issued a revision to FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46R”) to clarify some of the provisions of FIN 46 issued in January 2003 and to exempt certain entities from its requirements. Under the new guidance, the effective dates vary depending on the type of reporting company and the type of entity that the company is involved with. A Variable Interest Entity (“VIE”) does not share economic risks and rewards through typical equity ownership arrangements; instead, contractual or other relationships re-distribute economic risks and rewards among equity holders and other parties. Once an entity is determined to be a VIE, the party with the controlling financial interest, the primary beneficiary, is required to consolidate it. FIN 46R also requires disclosures about VIEs that the Company is not required to consolidate but in which it has a significant variable interest.

A major shareholder of the Wako Group has an interest in certain other companies the Wako Group has agency agreements with, although management believes those agreements are based on normal commercial terms these entities are considered VIEs. The Wako Group has satisfied itself that it would not be subject to risk of loss associated with these companies. As a result management has determined that the Wako Group currently is not the primary beneficiary and therefore the adoption of FIN 46R did not have a material impact on its consolidated financial statements, rather the following disclosure is made regarding certain significant VIEs.

o	Wako Express (China) Company Limited (“WEC”) — Since the year 1994 the Wako Group has normal freight business transactions with WEC.

o	Asean Cargo Services Pty Ltd (“ACSP”) — In June 2004, the controlling shareholder of the Wako Group sold his entire interest in ACSP and resigned his directorship. As a result ACSP is no longer a VIE that the Wako Group has interests. However prior to June 2004, we have normal freight business transactions with ACSP since one of our subsidiaries was first set up in 1982.

o	Asean Logistics Inc (“ALI”) — Since the year 2000 the Wako Group has normal freight business transactions with ALI.

Information as of October 31, 2004 and for each of the six months period ended October 31, 2003 and 2004 is unaudited.

Wako Logistics Group, Inc.
Notes to the Consolidated Financial Statements
For the years ended April 30, 2003 and 2004 and 6 months period ended October 31, 2003 and 2004

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently issued Accounting Standards (Continued)

The maximum exposure to loss and size of the activities related to the above VIE’s is as follows:

	At April 30, 2004 US$	(Unaudited) At October 31, 2004 US$
Maximum exposure to loss - due from related parties
WEC	365	187
ACSP	349	N/A
ALI	159	70

	873	257

Revenues Earned By Wako Group __________ % of Wako Group's revenues
For the year ended April 30, 2004
WEC	<1%
ACSP	7%
ALI	<1%

<9%

(Unaudited)	Revenues Earned By Wako Group % of VIE's total expenses	Expenses Paid On Behalf of VIE By Wako Group % of VIE's Total expenses
For the year ended April 30, 2004
WEC	2%	5%
ACSP	6%	<1%
ALI	5%	<<1%

	873	257

Information as of October 31, 2004 and for each of the six months period ended October 31, 2003 and 2004 is unaudited.

Wako Logistics Group, Inc.
Notes to the Consolidated Financial Statements
For the years ended April 30, 2003 and 2004 and 6 months period ended October 31, 2003 and 2004

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently issued Accounting Standards (Continued)

Summarised financial information of the VIEs is set out below:

As of April 30, 2004 or other period within 3 months (Unaudited)	Total Assets US$	Combined Equity and shareholder loan at risk # US$	Other trade creditors US$	Due to Wako Group US$
WEC	2,114	788	843	365
ACSP *	2,614	334	1,931	349
ALI	439	53	229	159

        * : CW sold his interest in ACSP in June 2004. The % of activity with this entity is not significant.

#	: In all cases, equity-holders (but not Wako Group) are the providers of subordinated financial support to the VIEs. Such “loan” interests are considered as equity-holders’ variable interests. The combined equity and shareholder loan at risk is larger than 10% of the VIE’s total assets.

Under paragraph 16 of FIN46R, for the purposes of determining who is the primary beneficiary, both the equity-holders’ “equity” and “loan” interests, together with “Wako Group’s variable interests”, are combined. However, under paragraph 17 of FIN46R, within the related party group, i.e. equity-holders’ variable interests and Wako Group’s variable interests, the party that is most closely associated with the VIE is the primary beneficiary. Based on an analysis of all relevant facts and circumstances as stipulated in paragraph 17 of the FIN46R (see table below), equity-holders’ variable interests are most closely associated with the VIEs. As such, they are the primary beneficiary.

        Analysis of facts and circumstances in determining which related party is most closely associated:

	WEC	ACSP	ALI
a. The existence of a principal-agency relationship between
parties within the related party group	N/A	N/A	N/A

b. The relationship and significance of the activities of the
variable interest entity to the various parties within the	Equity	Equity	Equity
related party group	holders	holders	holders

c. A party's exposure to the expected loss of the variable	Equity	Equity	N/A ^
interest entity	holders	holders

d. The design of the variable interest entity	Equity	Equity	Equity
	holders	holders	holders

^:	Although Wako Group appears to have a much higher exposure to loss than the equity owners in ALI, the balance due from ALI was fully settled in January 2005.

Information as of October 31, 2004 and for each of the six months period ended October 31, 2003 and 2004 is unaudited.

Wako Logistics Group, Inc.
Notes to the Consolidated Financial Statements
For the years ended April 30, 2003 and 2004 and 6 months period ended October 31, 2003 and 2004

3.     DISCONTINUED OPERATIONS

On 31 December 2002, the Wako Group discontinued the operation of a branch office located in Guangzhou which mainly operated in the sea forwarding segment. The branch was sold at its carrying amount of US$51 to a related party in April 2003. The Wako Group will not have significant continuing involvement in the operation of the branch after the disposal.

The revenue and results of the discontinued operations, which have been included in the financial statements, were as follows:

	Year ended April 30,		(Unaudited) 3 months ended October 31,
	2003 US$	2004 US$	2003 US$	2004 US$
Turnover	281	-	-	-
Other income*	350	-	-	-
Operating costs	(336)	-	-	-

	295	-	-	-
Less: elimination of transactions between branch
and head office*	350	-	-	-

Loss from discontinued operation	(55)	-	-	-

        * Other income represents waiver of amount due to the head office which has been eliminated on consolidation.

4.     PROPERTY, PLANT AND EQUIPMENT, NET

	At April 30, 2004 $	(Unaudited) At October 31, 2004 $
Computer equipment	272	330
Office equipment	87	83
Furniture and fixture	37	43
Motor vehicles	77	77
Leasehold improvement	205	205

	678	738
Less: Accumulated depreciation	(579)	(604)

Net book value	99	134

Information as of October 31, 2004 and for each of the six months period ended October 31, 2003 and 2004 is unaudited.

Wako Logistics Group, Inc.
Notes to the Consolidated Financial Statements
For the years ended April 30, 2003 and 2004 and 6 months period ended October 31, 2003 and 2004

5.     INCOME TAXES

(a) The Wako Group is subject to income taxes on an entity basis on income arising in or derived from Hong Kong.

Income tax expense is comprised of the following:

	Year ended April 30,		(Unaudited) 6 months ended October 31,
	2003 US$	2004 US$	2003 US$	2004 US$
Current tax	121	186	118	67
Deferred tax	--	--	--	--

	121	186	118	67

(b) A reconciliation of the effective tax rate computed using the Hong Kong statutory income tax rate is summarized below:

	Year ended April 30,		(Unaudited) 6 months ended October 31,
	2003 US$	2004 US$	2003 US$	2004 US$
Hong Kong statutory tax rate	17.5	17.5	17.5	17.5
Tax effect of permanent differences	(1.3)	(0.1)	--	1.9
Others	0.9	--	0.2	--

	17.1	17.4	17.7	19.4

6.     PLEDGE OF ASSETS

As of the balance sheet date, the Wako Group had pledged the following assets for banking facilities granted by banks:

	At April 30, 2004 US$	(Unaudited) At October 31, 2004 US$
Certificate of deposit	115	115
Restricted cash	152	344

	267	459

Information as of October 31, 2004 and for each of the six months period ended October 31, 2003 and 2004 is unaudited.

Wako Logistics Group, Inc.
Notes to the Consolidated Financial Statements
For the years ended April 30, 2003 and 2004 and 6 months period ended October 31, 2003 and 2004

7.     BANKING FACILITIES

        The Wako Group has obtained bank facilities from creditworthy commercial banks in Hong Kong as follows:

	At April 30, 2004 US$	(Unaudited) At October 31, 2004 US$
Facilities granted
Uncommitted guarantee line	--	--
Committed line - bank guarantee	254	446
- bank loan	67	516

Total line	321	962

Utilized
Uncommitted guarantee line	--	--
Committed line - bank guarantee	254	446
- bank loan	62	476

Total utilized	316	922

The facility amount is agreed by the banker and the Wako Group from time to time. The facilities in relation to bank guarantees are fully cash-collateralised as set out in note 6. Short-term bank loan is collateralized by guarantee of the Hong Kong government to the extent of US$31 as at April 30, 2004 and US$14 as at October 31, 2004 and is repayable within one year by monthly installments. During the year ended April 30, 2004 and 6 months period ended October 31, 2004, the weighted average interest rate of the short-term bank loan was 5% per annum.

Information as of October 31, 2004 and for each of the six months period ended October 31, 2003 and 2004 is unaudited.

Wako Logistics Group, Inc.
Notes to the Consolidated Financial Statements
For the years ended April 30, 2003 and 2004 and 6 months period ended October 31, 2003 and 2004

8.     COMMITMENTS AND CONTINGENCIES

Commitments under operating leases

The Wako Group rent office space, directors’ quarters and certain office equipment under non-cancellable operating leases. The following table summarizes these approximate future minimum lease payments in effect as of April 30, 2004 and October 31, 2004:

	At April 30, 2004 US$	(Unaudited) At October 31, 2004
Within one year	212	193
Over one year but not exceeding two years	177	125
Over two years but not exceeding three years	66	13
Over three years but not exceeding four years	13	13
Over four years but not exceeding five years	11	6
Thereafter	--	--

Total operating lease commitments	479	350

Rent expense under operating leases for the years ended April 30, 2003 and 2004 was approximately US$170 and US$167 respectively and the amount for the periods ended October 31, 2003 and 2004 are US$67 and US$138 respectively.
Cargo space commitments

WAE has entered into written agreements with various carriers pursuant to which WAE is committed to utilize a guaranteed minimum amount of cargo space each year. As of April 30, 2004 and October 31, 2004, the minimum amount of such cargo space to be utilized in the next year are US$1,103 and US$3,255 respectively.
Contingencies – outstanding claims

Wako Group is subject to claims that arise primarily in the ordinary course of business. Such claims are in general covered by a group insurance policy. Under such policy, premiums of approximately US$25 (representing 50% of the total premiums of such policy) and US$32 (representing 56% of the total premiums of such policy) were allocated to the Wako Group for the years ended April 30, 2003 and 2004 respectively. If the Wako Group obtained separate insurance policy, an increase of approximately 20% in premium would have been incurred.

As of April 30, 2004 and October 31, 2004, the aggregate outstanding amount being claimed was US$44 and US$52 respectively. It is the opinion of management that the disposition or ultimate resolution of such claims will not have a material adverse effect on the financial position of the Wako Group.

Information as of October 31, 2004 and for each of the six months period ended October 31, 2003 and 2004 is unaudited.

Wako Logistics Group, Inc.
Notes to the Consolidated Financial Statements
For the years ended April 30, 2003 and 2004 and 6 months period ended October 31, 2003 and 2004

9.     RELATED PARTY TRANSACTIONS

Name and relationship of related parties

Name	Relationship with the Wako Group
Christopher Wood (“CW”)	Shareholder and director of the Wako Group

Yip King Lin, Paul (“PY”)	Director of WEHK and WAE, shareholder of WEHK and WAE until December 19, 2003

Wako Express (China) Company Limited (“WEC”)	Common shareholders and directors

Asean Cargo Services Pty Ltd (“ACSP”)	CW is a shareholder and director of ACSP until June 25, 2004

Asean Logistics Inc (“ALI”)	PY is a shareholder of ALI

Wako Logistic (Thailand) Co. Ltd (“WLT”)	CW is a shareholder and director of WLT

Mountland Development Limited (“MDL”)	CW is a shareholder and director of MDL

Join Wing Properties Limited (“JWP”)	CW is a shareholder and director of JWP

Yadley Hong Kong Limited (“YHKL”)	PY is a shareholder and director of YHKL

Details of related parties

Name	Principal activities	Ownership (as of April 30, 2004)
		Name of owner	% held
WEC	Provision of sea freight and air freight	CW	50%
	forwarding services in the PRC #	PY	50%

ACSP	Provision of sea freight and air freight	CW (up to June 25, 2004)	40%
	forwarding services in Australia #	Others	60%

ALI	Provision of sea freight and air freight forwarding	PY	35%
	services in the United States #	Others	55%

WLT	Provision of sea freight and air freight	CW	50%
	forwarding services in Thailand #	Others	50%

MDL	Property holding for letting to the Wako Group	CW	100%
	until February 2004

JWP	Property holding for letting to the Wako Group	CW	100%

YHKL	Property holding for letting to the Wako Group	PY and his spouse	100%

Information as of October 31, 2004 and for each of the six months period ended October 31, 2003 and 2004 is unaudited.

Wako Logistics Group, Inc.
Notes to the Consolidated Financial Statements
For the years ended April 30, 2003 and 2004 and 6 months period ended October 31, 2003 and 2004

9.     RELATED PARTY TRANSACTIONS (CONTINUED)

#	: In the normal course of business, Wako Group entered into agency agreements with various overseas agents so that both the Wako Group and these overseas agents can jointly handle the shipments in both the port of loading and the port of destination.

Under these agency agreements, both the Wako Group and the overseas agents are obliged to perform their respective services at their own places of business and, in return, earn their respective services fees from the other party and either the shipper or the consignee.

In addition to the above, under the agency agreements, sometimes either the Wako Group or the overseas agent is obliged to act as “collection agent” to collect the freight revenue from customers (either the shipper or the consignee). Since the decision as to who has to pay the freight cost is solely determined by both the shipper and the consignee, both Wako Group and the overseas agent only act in accordance with the customers’ instructions in the collection process. In case the collecting party is not the party who pays the freight cost to the carrier, the collecting party has to reimburse the other party to enable it to settle the freight cost.

In both cases, either the Wako Group or the overseas agent has to raise an invoice to the other party for an amount attributable to him. The amounts include the services fees earned and may also include the freight cost collected by the other party.

During the period covered by these financial statements, four of these overseas agents are related parties as mentioned above. For the purposes of identifying the related party transactions for accounting disclosure purposes, only the handling fee income earned by Wako Group from related party overseas agents and the handle fees paid by Wako Group to related party overseas agents are disclosed as related party transactions. The amounts that Wako Group billed to the related party overseas agents, who only acted as collection agents, were not shown as related party transactions. Likewise, the amounts that the related party overseas agents billed to Wako Group, who only acted as a collection agent, were not shown as related party transactions.

Information as of October 31, 2004 and for each of the six months period ended October 31, 2003 and 2004 is unaudited.

Wako Logistics Group, Inc.
Notes to the Consolidated Financial Statements
For the years ended April 30, 2003 and 2004 and 6 months period ended October 31, 2003 and 2004

9.     RELATED PARTY TRANSACTIONS (CONTINUED)

The following is a summary of the amounts included in the accompanying balance sheets:

	At April 30, 2004 US$	(Unaudited) At October 31, 2004 US$
Due from related parties (Note (i))
WEC	386	187
ACSP (Note (iii))	477	--
ALI (Note (ii))	161	70
WLT	29	21

	1,053	278

Due to related parties (Note (i))
WEC	21	--
ACSP (Note (iii))	128	--
ALI	2	--
WLT	2	3

	153	3

Due to directors (Note (i))
PY	10	--
CW	830	754

	840	754

   Notes:

(i)	The amounts due from / to related parties and director(s) are unsecured, interest-free and repayable on demand. Movements in these accounts during the periods covered by these financial statements represented mainly

a)	amounts paid / collected on behalf of related parties;

b)	amounts paid / payable to and received / receivable from directors including dividends; and c) handling income receivable / handling fee payable / rental payable and their related settlements.

(ii)	The directors, PY and CW have undertaken to indemnify the Wako Group against any loss arising from non-recovery of the amount due from ALI to the extent of US$159 as of April 30, 2004. Up to January 2005, the amount has been fully settled.

(iii)	On June 25, 2004, CW resigned as director of ACSP and disposed his shareholdings in ACSP. Since then, ACSP became an unrelated party of the Wako Group.

Information as of October 31, 2004 and for each of the six months period ended October 31, 2003 and 2004 is unaudited.

Wako Logistics Group, Inc.
Notes to the Consolidated Financial Statements
For the years ended April 30, 2003 and 2004 and 6 months period ended October 31, 2003 and 2004

9.     RELATED PARTY TRANSACTIONS (CONTINUED)

	WEC US$	ACSP US$	ALI US$	WLT US$	Total US$
May 1, 2002	177	(56)	137	(30)	228
Trade transactions	94	622	602	7	1,325
Expenses paid	692	218	76	21	1,007
Net settlements	(91)	(693)	(598)	6	(1,376)

April 30, 2003	872	91	217	4	1,184
Trade transactions	136	1,189	143	82	1,550
Expenses paid	469	129	12	(10)	600
Net settlements	(1,112)	(1,060)	(213)	(49)	(2,434)

April 30, 2004	365	349	159	27	900

	WEC	ACSP	ALI	WLT	Total
(Unaudited)	US$	US$	US$	US$	US$
April 30, 2003	872	91	217	4	1,184
Trade transactions	88	567	44	14	713
Expenses paid	197	125	6	(10)	318
Net settlements	(376)	(522)	(61)	(7)	(966)

October 31, 2003	781	261	206	1	1,249

April 30, 2004	365	349	159	27	900
Trade transactions	366	239	152	18	775
Expenses paid	264	22	7	--	293
Net settlements	(808)	(131)	(248)	(27)	(1,214)
Reclassified as non-related
parties	--	(479)	--	--	(479)

October 31, 2004	187	--	70	18	275

      Notes:

o	Trade transactions include revenues earned by the Group and amounts collected on behalf of the Group (or freight costs incurred by the Group and amounts collected on behalf of the agents) in the ordinary course of business.

o	Expenses paid include amounts paid by the Group on the agents’ behalf (or paid by the agents on the Group’s behalf).

o	Net settlements are the amounts which the Group paid (or received).

Information as of October 31, 2004 and for each of the six months period ended October 31, 2003 and 2004 is unaudited.

Wako Logistics Group, Inc.
Notes to the Consolidated Financial Statements
For the years ended April 30, 2003 and 2004 and 6 months period ended October 31, 2003 and 2004

9.     RELATED PARTY TRANSACTIONS (CONTINUED)

        Additional details of transactions

	Year ended April 30,		(Unaudited) 6 months ended October 31,
	2003 US$	2004 US$	2003 US$	2004 US$
Handling income received/receivable
ACSP	7	5	4	7
ALI	37	1	15	17
WEC	--	--	--	33
WLT	--	--	--	1

Handling fee paid/payable
ACSP	42	155	57	32
ALI	11	40	15	21
WEC	--	2	--	72
WLT	--	2	--	1

Rental paid/payable
MDL	133	99	67	--
JWP	45	45	22	22
YHKL	27	46	23	23

Summary of transactions during the last two years and interim periods with directors / shareholders:

	CW US$	PY US$	Total US$
May 1, 2002	(598)	154	(444)
Dividends paid by WEHK and WAE	(538)	(179)	(717)
Settle bonus / dividends on behalf of WEC	(142)	(142)	(284)
Expenses / draws	152	195	347

April 30, 2003	(1,126)	28	(1,098)

Dividends paid by WEHK and WAE	(404)	(135)	(539)
Settle bonus / dividends on behalf of WEC	--	(103)	(103)
Expenses / draws	700	200	900

April 30, 2004	(830)	(10)	(840)

Information as of October 31, 2004 and for each of the six months period ended October 31, 2003 and 2004 is unaudited.

Wako Logistics Group, Inc.
Notes to the Consolidated Financial Statements
For the years ended April 30, 2003 and 2004 and 6 months period ended October 31, 2003 and 2004

9.     RELATED PARTY TRANSACTIONS (CONTINUED)

(Unaudited)	CW US$	PY US$	Total US$
April 30, 2003	(1,126)	28	(1,098)
Expenses/draws	(295)	(141)	(436)

October 31, 2003	(1,421)	(113)	(1,534)

April 30, 2004	(830)	(10)	(840)
Expenses/draws	76	10	86

October 31, 2004	(754)	--	(754)

      Notes:

o	Dividends include the amounts declared as dividends and payable.

o	Settle bonus/dividends on behalf of WEC include amounts collected by the Group which were for the benefit of CW and PY.

o	Expenses / Draws include amounts that were either paid directly to or for the benefit of CW or PY

10.     SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	Year ended April 30,		(Unaudited) 6 months ended October 31,
	2003 US$	2004 US$	2003 US$	2004 US$
Cash paid for:
Interest expenses	5	--	--	2
Income tax	64	2	2	67

Information as of October 31, 2004 and for each of the six months period ended October 31, 2003 and 2004 is unaudited.

Wako Logistics Group, Inc.
Notes to the Consolidated Financial Statements
For the years ended April 30, 2003 and 2004 and 6 months period ended October 31, 2003 and 2004

11. RETIREMENT PLAN

Before December 2000, the Wako Group had a retirement benefits scheme covering substantially all of its employees. The assets of the scheme are held separately from those of the Wako Group in funds under the control of the independent trustee. The amount charged to the income statement represents contributions payable to the scheme by the Wako Group at rates specified in the rules of the scheme less forfeiture arising from employees leaving the Wako Group prior to completion of qualifying service period, if any.

Starting from December 1, 2000, the Wako Group participates in the Mandatory Provident Fund (“MPF”) Scheme implemented by the Hong Kong Government. The retirement benefit cost for the MPF charged to the income statement represents contributions payable to the fund by the Wako Group at rates specified in the rules of the MPF scheme. The assets of the MPF are held separately from those of the Wako Group in a provident fund managed by an independent trustee.

Pension expenses of US$43 and US$40 have been incurred by the Wako Group during the year ended April 30, 2003 and 2004 respectively. The pension expenses incurred for the periods ended October 31, 2003 and 2004 are US$19 and US$26 respectively.

12. OPERATING RISKS

a)     Credit risk and its concentration

The Wako Group provided forwarding services to a number of customers. Details of individual customers accounting for more than 5% of the Wako Group’s sales appear in note 13(a).

Concentration of accounts receivable as of April 30, 2004 and October 31, 2004 are as follows:

	At April 30, 2004%	(Unaudited) At October 31, 2004%
Customer A	11	11
Customer B	--	15

Certain aspects of the freight forwarding industry involve significant credit risks. It is standard practice for exporters and importers to expect freight forwarders to offer 30 days credit on payment of their invoices from the time cargo has been delivered for shipment. Competitive conditions require that the Wako Group offers 30 days credit to many of its clients. In order to avoid cash flow problems the Wako Group attempts to maintain tight credit controls through the use of credit checks, credit limits and bi-monthly account review. However, the Wako Group may not be able to avoid periodic cash flow problems or be able to avoid losses in the event customers to whom the Wako Group has extended credit either delay their payments to the Wako Group or become unable or unwilling to pay its invoices after the Wako Group has completed shipment of their goods, which could reduce the Wako Group’s revenues.

Information as of October 31, 2004 and for each of the six months period ended October 31, 2003 and 2004 is unaudited.

Wako Logistics Group, Inc.
Notes to the Consolidated Financial Statements
For the years ended April 30, 2003 and 2004 and 6 months period ended October 31, 2003 and 2004

12. OPERATING RISKS (CONTINUED)

a)     Credit risk and its concentration (Continued)

Credit risk represents the accounting loss that would be recognized at the reporting date if counter parties failed completely to perform as contracted. Concentration of credit risk (whether on or off balance sheet) arose from the Wako Group’s major customers and related companies but the directors, in their opinion, consider that the risk of recoverability of the unreserved receivable is minimal.

b) Concentration of suppliers

The Wako Group sourced forwarding services from a number of suppliers. Details of individual suppliers accounting for more than 5% of the Wako Group’s cost of sales appear in note 13(b).

Concentration of accounts payable as of April 30, 2004 and October 31, 2004 are as follows:

	At April 30, 2004%	(Unaudited) At October 31, 2004%
Supplier L	--	1
Supplier N	29	14
Supplier O	15	1

	44	16

c) Geographical concentrations

The Wako Group principally operates in Hong Kong primarily using Asian carriers however Wako Group’s customers forward freight to areas outside of Asia. It is reasonable possible that in the near term, Wako Group’s customers in these geographical areas could experience disruptions in their operations, or their customers operations, as a result of events such as changes in the economy in those areas. As a result there is a possibility that such events may have a severe impact on the Wako Group’s revenues and receivables derived from activities in those areas. Approximate percentages of revenues and receivables in the respective geographic areas are as follows:

	Year ended April 30,		(Unaudited) 6 months ended October 31,
	2003%	2004%	2003%	2004%
Revenues
Americas	19	12	14	11
Asia	17	15	15	6
Australia	44	52	49	55
Europe	20	21	22	28

	100	100	100	100

Information as of October 31, 2004 and for each of the six months period ended October 31, 2003 and 2004 is unaudited.

Wako Logistics Group, Inc.
Notes to the Consolidated Financial Statements
For the years ended April 30, 2003 and 2004 and 6 months period ended October 31, 2003 and 2004

12. OPERATING RISKS (CONTINUED)

	At April 30, 2004%	(Unaudited) At October 31, 2004%
Trade Receivables
Americas	8	7
Asia	59	53
Australia	17	30
Europe	16	10

	100	100

13. MAJOR CUSTOMERS AND SUPPLIERS

(a)     Details of individual customer accounting for more than 5% of the Wako Group’s sales are as follows:

	Year ended April 30,		(Unaudited) 6 months ended October 31,
	2003%	2004%	2003%	2004%
Major customer
A	8	11	9	11

(b)     Details of individual suppliers accounting for more than 5% of the Wako Group’s cost of sales are as follows:

	Year ended April 30,		(Unaudited) 6 months ended October 31,
	2003%	2004%	2003%	2004%
Major suppliers
K	7	--	--	--
L	5	10	10	14
M	5	--	--	--
N	24	24	17	36
O	--	11	6	13

	41	45	33	63

Information as of October 31, 2004 and for each of the six months period ended October 31, 2003 and 2004 is unaudited.

Wako Logistics Group, Inc.
Notes to the Consolidated Financial Statements
For the years ended April 30, 2003 and 2004 and 6 months period ended October 31, 2003 and 2004

14. SEGMENTS OF THE BUSINESS

(a) Business segments

The Group operates mainly in two business segments, being the provision of (i) air forwarding and (ii) sea forwarding services. The following table summarized the Group’s operations analyzed into air and sea forwarding services:

        (i) During the years ended April 30, 2003 and 2004

	Air forwarding		Sea forwarding		Elimination		Total
	2003 US$	2004 US$	2003 US$	2004 US$	2003 US$	2004 US$	2003 US$	2004 US$
Turnover	7,614	10,329	7,023	7,394		(8)	14,637	17,715
Cost of forwarding	(6,650)	(9,216)	(5,157)	(5,305)		8	(11,807)	(14,513)
Depreciation	(20)	(8)	(28)	(19)			(48)	(27)
Interest income	4	2	--	--			4	2
Interest expenses	--	--	(5)	--			(5)	--
Other segment income	1	17	56	23			57	40
Other segment expenses	(776)	(800)	(1,299)	(1,291)			(2,075)	(2,091)
Taxation	(55)	(57)	(66)	(129)			(121)	(186)

	118	267	524	673			642	940

Corporate expenses							--	(56)

Segment income from continuing operation before
minority interest							642	884
Segment assets	2,151	2,101	2,161	2,562	(717)	(713)	3,595	3,950

Unallocated assets							--	207

Total assets							3,595	4,157
Property, plant and equipment - additions	--	25	11	68			11	93

Information as of October 31, 2004 and for each of the six months period ended October 31, 2003 and 2004 is unaudited.

Wako Logistics Group, Inc.
Notes to the Consolidated Financial Statements
For the years ended April 30, 2003 and 2004 and 6 months period ended October 31, 2003 and 2004

14. SEGMENTS OF THE BUSINESS (CONTINUED)

        (ii)During the 6 months periods ended October 31, 2003 and 2004 (unaudited):

	Air forwarding		Sea forwarding		Elimination		Total
	2003 US$	2004 US$	2003 US$	2004 US$	2003 US$	2004 US$	2003 US$	2004 US$
Turnover	4,519	7,540	3,476	4,480	(15)		7,980	12,020
Cost of forwarding	(3,956)	(6,839)	(2,452)	(3,389)	15		(6,393)	(10,228)
Depreciation	(2)	(8)	(7)	(17)			(9)	(25)
Interest income	1	1	--	--			1	1
Interest expenses	--	--	--	(2)			--	(2)
Other segment income	2	5	11	5			13	10
Other segment expenses	(360)	(544)	(566)	(874)			(926)	(1,418)
Taxation	(36)	(29)	(82)	(38)			(118)	(67)

Segment income from continuing operation before
minority interest	168	126	380	165			548	291

Corporate expenses							--	(13)

Segment income from continuing operation before
minority interest							548	278

Segment assets		3,835		2,021		(1,096)		4,760

Unallocated assets								318

Total assets								5,078

Property, plant and equipment - additions		25		35				60

Information as of October 31, 2004 and for each of the six months period ended October 31, 2003 and 2004 is unaudited.

Changes in and Disagreements With Accountants On Accounting and Financial Disclosure

None.

PROSPECTUS

WAKO LOGISTICS GROUP, INC.

Dated _____________, 2004

Selling shareholders are offering up to 440,000 shares of common stock. The selling shareholders will offer their shares at $.50 per share until and if our shares are quoted on the OTC Bulletin Board and, assuming we secure this qualification for quotation, thereafter at prevailing market prices or privately negotiated prices.

Our common stock is not now listed on any national securities exchange, the NASDAQ stock market or the OTC Bulletin Board.

Dealer Prospectus Delivery Obligation

Until _________ (90 days from the date of this prospectus) all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II-INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our Articles of Incorporation and Bylaws, subject to the provisions of Delaware law, contain provisions that allow the corporation to indemnify any person under certain circumstances. Our directors are bound by the general standards for directors under Delaware law. These provisions allow our directors in making decisions to consider any factors as they deem relevant, including our long-term prospects and interests and the social, economic, legal or other effects of any proposed action on the employees, suppliers or our customers, the community in which we operate and the economy. Delaware law limits our directors liability.

Section 145 of the Delaware General Corporation Law permits indemnification of our officers and directors under certain conditions and subject to certain limitations. Section 145 of the Delaware General Corporation Law also provides that a corporation has the power to purchase and maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145 of the Delaware General Corporation Law. We may in the future purchase and maintain insurance on behalf of our officers and directors, although we have not done so at the present time.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table is an itemization of all expenses, without consideration to future contingencies, incurred or expected to be incurred by us in connection with the issuance and distribution of the securities being offered by this prospectus. Items marked with an asterisk (*) represent estimated expenses. We have agreed to pay all the costs and expenses of this offering. Selling security holders will pay no offering expenses.

ITEM	AMOUNT
SEC Registration Fee*	$1,200
Legal Fees and Expenses	25,000
Accounting Fees and Expenses*	65,000
Miscellaneous*	8,800
Total*	100,000

* Estimated Figure

RECENT SALES OF UNREGISTERED SECURITIES

On February 29, 2004, we sold 340,000 shares of common stock to 91 non-US citizens or residents and 1 US citizens or residents who were either accredited or sophisticated non-affiliated investors for an aggregate of $170,000 or approximately $.50 per share.

We relied upon Regulation S of the Securities Act of 1933, as amended for the above non US issuances. We believed that Regulation S was available because:

o	None of these issuance involved underwriters, underwriting discounts or commissions;

o	We placed restrictive legends on all certificates issued;

o	No US sales were made by general solicitation or advertising;

o	Sales were made only to accredited investors or investors who were sophisticated enough to evaluate the risks of the investment;

o	No offers or sales were made to persons in the United States; and

o	No direct selling efforts were made in the United States.

We relied upon Section 4(2) of the Securities Act of 1933, as amended for the above US issuance. We believed that Section 4(2) was available because:

o	None of these issuances involved underwriters, underwriting discounts or commissions;

o	We placed restrictive legends on all certificates issued;

o	No sales were made by general solicitation or advertising;

o	Sales were made only to accredited investors or investors who were sophisticated enough to evaluate the risks of the investment.

In February 2004 we issued 100,000 shares of common stock to 1 non-US citizens or residents and 1 US citizens or residents who were either accredited or sophisticated non-affiliated investors for business consulting services including corporate restructuring and liaison with accounting firms valued at an aggregate of $50,000 or $.50 per share based upon contemporaneous cash sales of our securities.

We relied upon Section 4(2) of the Securities Act of 1933, as amended for the above issuances. We believed that Section 4(2) was available because:

o	None of these issuances involved underwriters, underwriting discounts or commissions;

o	We placed restrictive legends on all certificates issued;

o	No sales were made by general solicitation or advertising;

o	Sales were made only to accredited investors or investors who were sophisticated enough to evaluate the risks of the investment.

In connection with the above transactions, although some of the investors may have also been accredited, we provided the following to all investors:

o	Access to all our books and records.

o	Access to all material contracts and documents relating to our operations.

o	The opportunity to obtain any additional information, to the extent we possessed such information, necessary to verify the accuracy of the information to which the investors were given access.

Prospective investors were invited to review at our offices at any reasonable hour, after reasonable advance notice, any materials available to us concerning our business. Prospective Investors were also invited to visit our offices.

EXHIBITS

Item 3

    1 Articles of Incorporation of Wako Logistics Group, Inc.

    2 Bylaws of Wako Logistics Group, Inc.

Item 4

    1 Form of common stock Certificate of the Wako Logistics Group, Inc. (1)

Item 5

    1 Legal Opinion of Williams Law Group, P.A.

Item 10

    1 Contract for acquisition of Wako Express (HK) Co Ltd

    2 Contract for acquisition of Wako Air Express (HK) Co Ltd

Item 21

    1 Articles of Incorporation of Wako Express (HK) Co Ltd

    2 Articles of Incorporation of Wako Air Express (HK) Co Ltd

    3 Bylaws of Wako Express (HK) Co Ltd

    4 Bylaws of Wako Air Express (HK) Co Ltd

Item 23

    1 Consent of Moores Rowland Mazars, Hong Kong.

    2 Consent of Williams Law Group, P.A. (included in Exhibit 5.1)

Item 21

Wako Express (H.K.) Company Limited and Wako Air Express (H.K.) Company Limited are wholly owned subsidiaries.

        All other Exhibits called for by Rule 601 of Regulation SB-2 or SK are not applicable to this filing.

(1)     Information pertaining to our common stock is contained in our Articles of Incorporation and Bylaws.

UNDERTAKINGS

Information pertaining to our common stock is contained in our Articles of Incorporation and Bylaws. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes to:

    1.        File, during any period in which we offer or sell securities, a post-effective amendment to this registration statement to:

i.	Include any prospectus required by section 10(a)(3) of the Securities Act;

ii.	Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.	Include any additional or changed material information on the plan of distribution.

    2.        For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

    3.        File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on our behalf by the undersigned, thereunto duly authorized, in Hong Kong on January 14, 2005.

Wako Logistics Group, Inc.

Title	Name	Date	Signature
Principal Executive Officer,	Christopher Wood	1/14/05	/s/ Christopher Wood
Principal Accounting Officer and
Principal Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

SIGNATURE	NAME	TITLE	DATE
/s/ Christopher Wood	Christopher Wood	Director	1/14/05